ROYAL BANK REPORTS FIRST QUARTER 2004 RESULTS

Royal Bank of Canada announces increases to common share dividend and dividend payout ratio goal

TORONTO, February 27, 2004 – Royal Bank of Canada (RY on TSX & NYSE) announced an increase to its quarterly common share dividend of 6 cents per share or 13% to 52 cents, payable on May 21, 2004, to common shareholders of record on April 22, 2004.

     The quarterly common share dividend was last increased by 3 cents per share to 46 cents in the fourth quarter of 2003, for shareholders of record on October 27, 2003.

     Royal Bank also announced an increase in its dividend payout ratio (common share dividends as a percentage of net income less preferred share dividends) goal to a range of 40–50% from the earlier goal of 35–45% in order to provide even greater dividend income to its shareholders. Strong capital ratios and continued solid internal capital generation have facilitated this increase in the goal.

     Royal Bank’s dividend payout ratio was 38% in 2003 as well as in the first quarter of 2004.

Except as otherwise noted, the financial information in this document is in Canadian dollars and is based on U.S. generally accepted accounting principles (GAAP) financial statements. Capital ratios are based on Canadian GAAP financial information.

Highlights of first quarter 2004 results:

•	Net income of $793 million, up 3% from $767 million a year ago

•	Diluted earnings per share (EPS) of $1.19, up 8% from $1.10

•	Return on equity (ROE) of 18.1%, up 120 basis points from 16.9%

•	Total revenues down $140 million or 3%. Appreciation of the Canadian dollar relative to the U.S. dollar reduced revenues by $240 million

•	Non-interest expense up $222 million or 9%, partially reflecting the previously announced settlement with Rabobank

•	Recovery of credit losses of $28 million (versus provision for credit losses of $200 million a year ago), comprising allocated specific provision for credit losses of $122 million and a $150 million ($97 million after-tax) reversal of a portion of the general allowance for credit losses

•	Tier 1 capital ratio of 9.3%, down from 9.4%

TORONTO, February 27, 2004 – Royal Bank of Canada (RY on TSX & NYSE) announced net income of $793 million for its first quarter ended January 31, 2004, up $26 million or 3% from a year ago. Diluted EPS were $1.19, up $.09 or 8%. ROE was 18.1% compared to 16.9% a year ago.

Table of contents

01	Royal Bank announces
01	Quarterly highlights
02	Chief Executive Officer’s message
03	Performance compared to objectives
03	About Royal Bank of Canada
04	Management’s discussion & analysis
04	Overview
05	Results by geographic segment
05	Results by business segment
09	Financial priority:Revenue growth and diversification
09	Financial priority: Cost control
10	Financial priority: Strong credit quality
11	Financial priority: Balance sheet and capital management
12	Risk management
13	Caution regarding forward-looking statements
13	Business highlights
15	Financial highlights – U.S. GAAP
16	Financial statements – U.S. GAAP
24	Financial highlights – Canadian GAAP
25	Financial statements – Canadian GAAP
35	Shareholder information

Clients of RBC Financial Group shown above appeared in our 2003 Annual Report.

     Two significant items affected first quarter results:

•	The reversal of a portion of the general allowance for credit losses added $97 million to net income

•	The previously announced settlement of the dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank) relating to a US$517 million swap transaction, net of a related reduction in compensation and tax expenses, reduced net income by $74 million this quarter

A 19% appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million and diluted EPS by $.03. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago.

     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We benefited this quarter from improved credit quality and our business diversification which resulted in higher brokerage, underwriting and mutual fund revenues as equity markets strengthened.”

     Under Canadian GAAP, first quarter net income was $790 million, up $11 million or 1% from a year ago, and diluted EPS were $1.18, up $.06 or 5%.

     Total revenues were down $140 million or 3% from a year ago, largely as a $240 million decline in the translated value of U.S. dollar-denominated revenues this quarter (due to the appreciation of the Canadian dollar relative to the U.S. dollar) and narrower net interest margins due to even lower interest rates more than offset the benefits of higher consumer loan volumes and higher capital market-related revenues.

     Non-interest expense increased $222 million or 9% from last year’s first quarter, largely reflecting the Rabobank settlement costs, higher pension and post-retirement benefit costs, and higher variable compensation expenses. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $165 million.

     Recovery of credit losses was $28 million, comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general allowance for credit losses, as discussed on page 10. This compared to a provision for credit losses of $200 million in the first quarter of 2003, consisting entirely of allocated specific provisions.

     Compared to the fourth quarter of 2003, net income was down $11 million or 1%. Diluted EPS were unchanged, total revenues were down $54 million or 1% with $40 million attributable to strengthening of the Canadian dollar relative to the U.S. dollar and non-interest expense was up 8%, reflecting the Rabobank settlement costs this quarter, higher compensation and increased pension and post-retirement benefit costs.

     At January 31, 2004, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 12.9%, compared to 9.4% and 12.7%, respectively, one year ago.

CHIEF EXECUTIVE OFFICER’S MESSAGE

Our results this quarter reflected improved credit quality and the benefits of business diversification as our capital market-related businesses recorded higher revenues from stronger equity markets. I will comment on our four priorities and our performance in each of those areas.

Strong fundamentals

First quarter net income and diluted EPS were up 3% and 8%, respectively, over a year ago. As shown on page 3, our performance in the areas of ROE, portfolio quality and capital ratios was strong this quarter, with an 18.1% ROE within the target range, the allocated specific provision for credit losses ratio well below the target range for this year and capital ratios above our medium-term goals. Despite strong growth in capital market-related revenue, our revenue growth, even after excluding the $240 million impact of the stronger Canadian dollar, was only 2%, below the targeted range as lower interest rates have further compressed our margins. Expense growth reflected the Rabobank settlement costs, higher pension and post-retirement benefit costs, and higher variable compensation expenses. In the face of these dynamics, we are intensifying efforts to enhance profitable revenue growth and to manage our costs better.

     Our common shares ended the quarter at $63.19, up 14% from a year ago. Including reinvested dividends, the return to common shareholders was 18%. However, our share price growth and valuation did not meet our objectives and we are determined to enhance our performance and regain our valuation leadership.

Superior client experience

In 2003, we added a new strategic priority – “Superior client experience.” This strategic priority is consistent with our vision of “Always earning the right to be our clients’ first choice” and reinforces our commitment to client satisfaction, client retention and growing our share of their business. In this regard, we are transforming our processes to be more simple, flexible and efficient, making it easier to do business across the company. RBC Royal Bank has launched a new client problem resolution process across all Canadian branches, business centres and telephone banking contact centres. Early results indicate we are more effectively resolving client issues.

     We are also working hard to earn more of our clients’ business by tailoring solutions to better meet their needs. An example of this is the RBC Snowbird Package which provides a unique North American package including banking, insurance and out-of-country advice solutions to address the needs of a targeted client segment –Snowbirds (i.e., Canadians who winter in the Southern U.S.). We are pleased with the initial results of this new launch and we are on track to achieve our 2004 revenue target for this product.

Cross-enterprise leverage

Cross-enterprise leverage is about working across our businesses and functions to improve client service and offer our broad array of products and services in a more integrated fashion to our clients. We have five strong business segments and a substantial client base. We are increasingly working together and offering integrated services to our clients to grow our business and operate more efficiently.

North American expansion

Our priority for the U.S. in 2004 is to enhance performance. RBC Investments’ net income from U.S. operations more than doubled over a year ago to $32 million as RBC Dain Rauscher benefited

First Quarter 2004 Report – Royal Bank of Canada	02

from a pick-up in equity markets. Net income from RBC Liberty Insurance was $6 million, unchanged from a year ago. However, RBC Capital Markets’ U.S. operations recorded a loss of $71 million compared to net income of $24 million a year ago, largely reflecting the impact of the Rabobank settlement. RBC Banking’s U.S. earnings fell by $54 million to $6 million, mainly due to a 52% decline in mortgage origination volumes at RBC Mortgage and lower returns from RBC Centura’s investment portfolio. We are taking steps to improve returns from our banking operations in the U.S. Our expansion efforts in the U.S. remain measured and disciplined and we will continue to emphasize returns over size.

     I want to assure you that we remain focused on taking actions that create value for our shareholders – growing revenues, managing our costs, deploying our capital judiciously, growing the business profitably and maintaining our favourable risk profile.

     I look forward to reporting to you on our performance again next quarter.

Gordon M. Nixon
President & Chief Executive Officer

PERFORMANCE COMPARED TO OBJECTIVES

	2004 objectives	Three-month performance

1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of S&P/TSX	2nd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index
• Share price/earnings:	1st quartile of S&P/TSX	3rd quartile of S&P/TSX
	Composite Banks Index	Composite Banks Index (1)

Share price growth:	Above S&P/TSX Composite Banks Index	Below S&P/TSX Composite Banks Index

2. Earnings growth
Grow diluted EPS by:	10–15%	8%

3. Return on common equity(ROE)
Achieve an ROE of:	17–19%	18.1%

4. Revenue growth
Achieve revenue growth of:	5–8%	(3)%

5. Expense growth
Expense versus revenue:	Expense growth less than revenue growth	Expense growth 9%, revenue growth (3)%

6. Portfolio quality
Achieve a ratio of allocated specific provisions for credit losses to average loans, acceptances and reverse repurchase agreements:	..35–.45%	.22%

7. Capital management
Capital ratios (2):	Maintain strong capital ratios	9.3% Tier 1 capital ratio
		12.9% Total capital ratio
		versus medium-term goals of
		8–8.5% and 11–12%, respectively

8. Dividend payout ratio (3):	35–45%	38%

(1)	Computed by us on January 31, 2004, based on analysts’ average diluted EPS estimates for 2004.

(2)	Calculated based on our Canadian GAAP financial statements.

(3)	Common dividends as a percentage of net income after preferred dividends.

Our financial information is expressed in Canadian dollars and is prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP financial information is provided on pages 16–22. Canadian GAAP financial information, including a reconciliation of significant differences from U.S. GAAP financial information, is provided on pages 25–32.

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest financial institution as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

First Quarter 2004 Report – Royal Bank of Canada	03

MANAGEMENT’S DISCUSSION & ANALYSIS

This portion of the Report to Shareholders provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations for the three-month period ended January 31, 2004, and the corresponding period in the preceding fiscal year, with an emphasis on the most recent three-month period. See the “Management’s discussion & analysis” (U.S. GAAP) contained on pages 21 to 66 of our 2003 Annual Report for discussions in respect of previous years.

     This Management’s discussion & analysis is based on financial information prepared in accordance with U.S. GAAP and would not read differently in any material respect based on the financial information prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 5, 6, 8 and 10. Capital ratios are computed based on Canadian GAAP information.

Overview

Summary data

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except per share data and percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$(140)	(3)%	$4,195	$4,335
Non-interest expense	$222	9%	$2,781	$2,559
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(78)	(39)%	$122	$200
General provision for credit losses	$(150)	n.m	$(150)	–
Earnings per share (EPS) – diluted	$.09	8%	$1.19	$1.10
Net income	$26	3%	$793	$767
Return on equity (ROE)	120 bp		18.1%	16.9%
Business segment net income:
RBC Banking	$17	4%	$429	$412
RBC Insurance	$7	13%	$61	$54
RBC Investments	$36	35%	$140	$104
RBC Capital Markets	$34	29%	$150	$116
RBC Global Services	$9	19%	$57	$48
Other	$(77)	n.m	$(44)	$33

n.m. – not meaningful

Net income was $793 million, up $26 million or 3% from a year ago. Diluted earnings per share (EPS) were $1.19, up $.09 or 8%. Return on equity (ROE) was 18.1% compared to 16.9% a year ago.

     Two significant items affected first quarter results:

•	The reversal of a portion of the general allowance for credit losses added $97 million to net income

•	A settlement of the dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank) relating to a US$517 million swap transaction, net of a related reduction in compensation and tax expenses, reduced net income by $74 million this quarter

Approximately $.03 of the increase in EPS was due to a reduction in the average number of common shares used in the EPS calculation. This was as a result of repurchases exceeding issuances by 18 million in the past year, and the deduction from common shares of Treasury stock as discussed on page 11.

     A 19% appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 resulted in a lower translated value of U.S. dollar-denominated earnings, reducing net income by approximately $20 million and diluted EPS by $.03. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago. The effect of significant fluctuations in the value of the Canadian dollar relative to foreign currencies may continue to affect our reported results. For example, reported income from our U.S. operations would be adversely affected were the Canadian dollar to continue to strengthen against the U.S. dollar. On February 25, the Canadian dollar closed at US$.749, down 2% from the average rate of US$.765 in the first quarter of 2004, and up 10% from the average rate of US$.684 in the second quarter of 2003.

     Improved credit quality and higher brokerage, underwriting and mutual fund revenues from stronger equity markets benefited this quarter’s results.

     Total revenues were down $140 million or 3% from a year ago largely as a $240 million decline in the translated value of U.S. dollar-denominated revenues this quarter (due to the appreciation of the Canadian dollar relative to the U.S. dollar) and narrower net interest margins due to even lower interest rates more than offset the benefits of higher consumer loan volumes and capital market-related revenues.

     Non-interest expense increased $222 million or 9% from last year’s first quarter, largely reflecting the expense of the Rabobank settlement, net of a reduction in compensation and tax expenses (“Rabobank settlement costs”), higher pension and post-retirement benefit costs and increased variable compensation expenses. The strengthening of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $165 million.

First Quarter 2004 Report – Royal Bank of Canada 04

     Recovery of credit losses was $28 million, comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general allowance for credit losses ($76 million in RBC Banking, $60 million in RBC Capital Markets and $14 million in RBC Global Services), as discussed on page 10. This compared to a provision for credit losses of $200 million in the first quarter of 2003, consisting entirely of allocated specific provisions.

     Compared to the fourth quarter of 2003, net income was down $11 million or 1%. Diluted EPS were unchanged, total revenues were down $54 million or 1% with $40 million attributable to the strengthening of the Canadian dollar relative to the U.S. dollar, and non-interest expense was up 8%, reflecting the Rabobank settlement costs this quarter, higher compensation and increased pension and post-retirement benefit costs.

     At January 31, 2004, the Tier 1 capital ratio was 9.3% and the Total capital ratio was 12.9%, compared to 9.4% and 12.7%, respectively, one year ago.

Supplemental discussion – Canadian GAAP

First quarter net income was $790 million, up $11 million or 1% from a year ago, and diluted EPS were $1.18, up $.06 or 5%.

     Recovery of credit losses was $25 million, comprising specific provisions of $125 million and a $150 million reversal of a portion of the general allowance for credit losses ($76 million in RBC Banking, $60 million in RBC Capital Markets and $14 million in RBC Global Services), as discussed on page 10. This compared to a provision for credit losses of $200 million in the first quarter of 2003, consisting entirely of specific provisions.

Results by geographic segment

As shown in the table at the bottom of page 22 (top of page 31 for Canadian GAAP), first quarter net income from Canadian operations was up $93 million or 17%. The improvement occurred largely due to a lower provision for credit losses and lower income taxes.

     U.S. operations recorded a net loss of $12 million compared to net income of $109 million a year ago. The decline reflected the expense of the Rabobank settlement, lower returns from RBC Centura’s investment portfolio, substantially lower mortgage origination volumes (due to lower refinancing activity levels) and higher hedging costs in RBC Mortgage, and the strengthening of the Canadian dollar.

     Other international net income increased by $54 million due to lower provisions for credit losses.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 22 (page 30 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

     Average common equity attributed to our business segments, except RBC Insurance and RBC Global Services, is lower than a year ago. This is partially due to the decline in the translated value of U.S. dollar-denominated assets as a result of the appreciation of the Canadian dollar relative to the U.S. dollar. The decreases in equity attributed to RBC Banking and RBC Capital Markets are also the result of lower credit risk. Average common equity attributed to RBC Insurance is higher largely due to the acquisition of Business Men’s Assurance Company of America on May 1, 2003.

RBC Banking

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$(90)	(5)%	$1,869	$1,959
Non-interest expense	$(25)	(2)%	$1,153	$1,178
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$11	8%	$141	$130
General provision for credit losses	$(76)	n.m	$(76)	–
Net income	$17	4%	$429	$412
ROE	300 bp		24.5%	21.5%
Average common equity	$(550)	(7)%	$6,950	$7,500

n.m. – not meaningful

Net income was up $17 million or 4% from a year ago. Earnings in Canada rose by $76 million, largely reflecting a $49 million after-tax reversal of the general allowance discussed on page 10, higher loan volumes and lower non-interest expense resulting from effective cost management.

First Quarter 2004 Report – Royal Bank of Canada	05

     Earnings in the U.S. were down $54 million (US$35 million) from a year ago to $6 million (US$4 million), largely reflecting significantly lower mortgage origination volumes (due to lower refinancing activity levels) and additional hedging costs at RBC Mortgage, lower returns in RBC Centura’s investment portfolio as the proceeds of maturing instruments were re-invested in higher-quality, lower-yielding instruments, and write-downs of miscellaneous assets. These factors more than offset a gain of $35 million pre-tax from the sale of RBC Centura’s merchant acquiring card portfolio to Moneris Solutions, Inc. An $18 million consolidation adjustment recorded in the Other segment, as discussed on page 8, resulted in a gain on this sale for Royal Bank of Canada of $17 million before tax.

     Revenues declined by $90 million or 5% with $53 million of the decline due to a stronger Canadian dollar. Revenues in Canada rose $15 million or 1% as higher volumes of deposits, residential mortgages, personal loans and credit cards more than offset a narrower net interest margin. Revenues in the U.S. were down $95 million or 27% partly due to a stronger Canadian dollar. Also contributing to the revenue decline were a 52% decline in mortgage origination volumes at RBC Mortgage and the above-mentioned lower returns in RBC Centura’s investment portfolio, which together more than offset the revenue contributions from acquisitions made since the first quarter of 2003 (Sterling Capital Mortgage Company and the Florida branches of Provident Financial Group Inc.). Net income from these acquisitions was not significant this quarter.

     Non-interest expense was down $25 million from a year ago –$3 million in Canada, and $18 million in the U.S. The decline is due to a $45 million reduction in expenses due to the stronger Canadian dollar which was partially offset by expenses relating to the above-mentioned operations acquired subsequent to last year’s first quarter.

     ROE increased by 300 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 5.

RBC Insurance

	Q1/04 vs Q1/03			For the three months ended

				January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003 (1)

Net earned premiums		$(67)	(17)%	$339	$406
Investment income		$32	42%	$109	$77
Fee income		$7	16%	$50	$43

Insurance premiums, investment and fee income		$(28)	(5)%	$498	$526

Policyholder benefits and claims		$(36)	(11)%	$284	$320
Policy acquisition expense		$(5)	(10)%	$46	$51

Insurance policyholder benefits, claims and acquisition expense		$(41)	(11)%	$330	$371

Non-interest expense		$6	6%	$107	$101
Net income		$7	13%	$61	$54
ROE	(290	) bp		23.9%	26.8%
Premiums & deposits		$31	6%	$565	$534
Average common equity		$200	25%	$1,000	$800

(1)	Includes four months of results for domestic Insurance businesses.

Net income was up $7 million or 13% from a year ago reflecting a favourable loss experience in the property reinsurance business that offset adverse claims experience in the home & auto insurance division. Net income from RBC Liberty Insurance in the U.S. was $6 million (US$5 million), up US$1 million from a year ago reflecting the acquisition of Business Men’s Assurance Company of America (BMA) on May 1, 2003. In Canadian dollar terms, earnings were unchanged due to the strengthening of the Canadian dollar relative to the U.S. dollar.

     RBC Insurance reported four months of activity for its Canadian operations in the first quarter of 2003 as the result of a change in its reporting period from December 31 to January 31 to be consistent with the Royal Bank of Canada’s reporting period. In addition, results in last year’s first quarter included a significant block of reinsurance business that was not renewed in 2004. These two factors contributed $87 million to insurance premiums, investment and fee income, $76 million to policyholder benefits, claims and acquisition expenses, $10 million to non-interest expense and less than $1 million to net income in last year’s first quarter.

     Insurance premiums, investment and fee income was down $28 million. An increase of $19 million or 66% in the home & auto insurance division due to higher premiums and sales volumes and an additional $59 million from the acquisition of BMA, were more than offset by the above-mentioned factors and the strengthening of the Canadian dollar (which reduced these revenues by $30 million).

     Insurance policyholder benefits, claims and acquisition expense decreased by $41 million. A $68 million increase in expenses due to higher premium and sales volumes in the home & auto insurance division and the acquisition of BMA were more than offset by the above-mentioned factors and the strengthening of the Canadian dollar (which reduced these expenses by $22 million).

     Non-interest expense increased by $6 million as a result of the growth of the home & auto insurance division and additional operational costs associated with the BMA acquisition.

     ROE declined by 290 basis points from a year ago, reflecting higher average common equity attributed to this segment, as discussed on page 5.

Supplemental discussion – Canadian GAAP

Net income increased $9 million or 19% from a year ago to $56 million.

     Insurance premiums, investment and fee income was $613 million, up $39 million or 7% from a year ago.

     Policyholder benefits, claims and acquisition expense were $452 million, up $44 million or 11% from a year ago.

First Quarter 2004 Report – Royal Bank of Canada 06

RBC Investments

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$45	5%	$929	$884
Non-interest expense	$3	–	$728	$725
Net income	$36	35%	$140	$104
ROE	670 bp		21.4%	14.7%
Average common equity	$(150)	(6)%	$2,550	$2,700

Net income was up $36 million or 35% from a year ago due to higher earnings in the U.S. and Canadian full-service brokerage, Canadian self-directed brokerage and Canadian asset management operations (reflecting improved revenues from stronger equity markets).

     Net income from U.S. operations increased by $19 million to $32 million, largely due to stronger performance in the full-service brokerage business and a $12 million ($8 million after-tax) decline in retention compensation costs to $10 million.

     RBC Investments’ total revenues increased by $45 million or 5% from a year ago, despite a $96 million reduction in the translated value of U.S. dollar-denominated revenues, reflecting higher revenues in the U.S. and Canadian brokerage businesses and Canadian asset management operations due to higher trading volumes and asset values as equity markets strengthened. Trading volumes in the Canadian self-directed brokerage operations were up 44%, assets under administration in the Canadian full-service brokerage business were up 13% to $108 billion, and assets under management in Canada increased 9% to $49 billion. In the U.S. brokerage business, assets under administration were up 18% to US$104 billion.

     Non-interest expense growth of $3 million largely reflected higher compensation-related costs (variable compensation associated with revenue generation and pension and post-retirement benefit costs) and other variable costs which were largely offset by a $73 million reduction in the translated value of U.S. dollar-denominated expenses, savings from cost-containment initiatives and the above-mentioned decline in U.S. retention compensation costs.

     ROE increased by 670 basis points from a year ago, reflecting higher earnings and lower average common equity attributed to this segment, as discussed on page 5.

RBC Capital Markets

	Q1/04 vs Q1/03		For the three months ended

			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003

Total revenues	$51	7%	$738	$687
Non-interest expense	$209	49%	$635	$426
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(87)	n.m.	$(10)	$77
General provision for credit losses	$(60)	n.m.	$(60)	–
Net income	$34	29%	$150	$116
ROE	610 bp		17.2%	11.1%
Average common equity	$(500)	(13)%	$3,450	$3,950

n.m. – not meaningful

Net income increased by $34 million or 29% from a year ago. The increase in earnings largely reflects a $68 million after-tax decline in the allocated specific provision for credit losses (due to a much lower level of new problem loans and repayment this quarter of loans previously written off), and the $39 million after-tax reversal of a portion of the general allowance for credit losses, as described on page 10, partially offset by the Rabobank settlement costs. Note 6 to the Interim consolidated financial statements on page 21 provides the background for the Rabobank settlement.

     U.S. operations recorded a net loss of $71 million compared to net income of $24 million a year ago. This largely reflected the expense of the Rabobank settlement.

     Total revenues increased by $51 million or 7%, despite a $57 million reduction in the translated value of U.S. dollar-denominated revenues. The increase in revenues occurred primarily in the fixed income and investment banking businesses. The stronger fixed income results reflect higher fixed income underwriting fees and higher securitization revenues. The higher investment banking results reflect an increase in equity underwriting fees as a result of improving markets in Canada and the U.S. Included in this quarter’s revenues was a $30 million cumulative gain relating to equity-linked note obligations. The gain was recognized as a result of our determination that derivatives that are embedded in these notes should be separately accounted for at fair value and the note obligation on an accretive basis, instead of recording the entire contract at fair value as we had previously done.

     Non-interest expense increased by $209 million or 49% from a year ago, reflecting the Rabobank settlement costs this quarter, and expenditures for new initiatives, primarily in our global financial products businesses, which more than offset a $38 million reduction in the translated value of U.S. dollar-denominated expenses.

     ROE increased to 17.2% from 11.1% a year ago, reflecting higher earnings and a $500 million reduction in average common equity attributed to this segment for the reasons described on page 5.

First Quarter 2004 Report – Royal Bank of Canada	07

RBC Global Services

	Q1/04 vs Q1/03			For the three months ended
				January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$8		4%	$220	$212
Non-interest expense	$11		8%	$155	$144
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	–		–	–	–
General provision for credit losses	$(14)		n.m.	$(14)	–
Net income	$9		19%	$57	$48
ROE	640	bp		36.6%	30.2%
Average common equity	–		–	$600	$600

n.m. — not meaningful

Net income increased $9 million or 19% from a year ago due to the reversal of $14 million ($9 million after-tax) of a portion of the general allowance for credit losses, which had been established in earlier years for loans made in the Global Financial Institutions business.

     The benefits of higher revenues and a lower effective tax rate were offset by higher expenses which were partly due to a $4 million increase in pension and post-retirement benefit costs attributed to this segment.

     ROE increased by 640 basis points from a year ago due to higher earnings in this segment.

Other

	Q1/04 vs Q1/03			For the three months ended
				January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$(126)		n.m.	$(59)	$67
Non-interest expense	$18		n.m.	$3	$(15)
Net income	$(77)		n.m.	$(44)	$33
ROE	(1,340	) bp		(7.1)%	6.3%
Average common equity	$650		33%	$2,600	$1,950

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $44 million for the quarter. This largely reflected a $26 million ($17 million after-tax) charge for equity losses on certain limited partnership investments and a $25 million ($16 million after-tax) charge for the cumulative cost of issuing certain debt instruments which we had previously deferred and amortized. The equity losses relate largely to the last three years and were recognized as a result of our determination that the limited partnerships should be accounted for using the equity method of accounting rather than the previously applied cost method of accounting. Results also reflect a consolidation adjustment of $18 million pre-tax to partially offset the $35 million pre-tax gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc. in light of our 50% ownership interest in the Moneris joint venture.

Supplemental discussion – Canadian GAAP

Net loss in the quarter was $27 million, down from net income of $27 million a year ago. The difference in the change in earnings under U.S. and Canadian GAAPs was largely due to the impacts of Financial Accounting Standards Board (FASB) Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and equity accounting for limited partnership investments, both of which resulted in increased losses under U.S. GAAP this quarter.

First Quarter 2004 Report - Royal Bank of Canada  8

Financial priority: Revenue growth and diversification

Revenues

	Q1/04 vs Q1/03		For the three months ended
			January 31	January 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$(66)	(4)%	$1,645	$1,711
Non-interest income	$(74)	(3)%	$2,550	$2,624

Total revenues	$(140)	(3)%	$4,195	$4,335

Total revenues were down $140 million from a year ago, largely as a $240 million decline in the translated value of U.S. dollar-denominated revenues, due to the strengthening of the Canadian dollar relative to the U.S. dollar and narrower spreads on deposits, more than offset the benefits of higher capital market-related revenues and higher consumer loan volumes.

Net interest income

Net interest income was down $66 million or 4% from a year ago as a $60 million decline in the translated value of U.S. dollar-denominated net interest income and deposit spread compression in RBC Banking more than offset the benefits of higher loan volumes.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.51% from 1.71% a year ago, reflecting significant growth in low interest-yielding assets such as securities, and a decline in RBC Banking’s net interest margin to 3.23% from 3.44% a year ago. This was due to spread compression on domestic deposits resulting from even lower interest rates and lower returns from RBC Centura’s investment portfolio.

Non-interest income

Non-interest income was down $74 million or 3% from the first quarter of 2003. The appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 reduced the translated value of non-interest income by $180 million.

      Securities brokerage commissions were up $77 million or 29%, reflecting higher client trading volumes due to improved equity market conditions; underwriting and other advisory fees were up $51 million or 39% as new issues activity improved in the quarter; mutual fund revenues were up $33 million or 20%, reflecting higher assets under management and administration due to improved market conditions and higher net sales of mutual funds; securitization revenues were up $29 million or 85% largely due to excess spread revenue earned on a credit card securitization completed in the fourth quarter of 2003; investment management and custodial fees were up $22 million or 8% largely reflecting increased fees from market appreciation of equities and foreign exchange revenues other than trading were up $7 million or 11% due to higher volumes.

     Trading revenues were down $103 million or 19% as equity derivative trading revenues declined from record levels a year ago and money market trading volumes declined (including trading revenues reported in net interest income, total trading revenues were only down $46 million); other non-interest income was down $95 million or 64% largely due to a decline in the fair value of non-trading derivatives for which hedge accounting was not permitted and a net $24 million charge for equity losses on certain limited partnership investments; mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and its subsidiary RBC Mortgage) were down $68 million or 97% largely due to significantly lower mortgage origination volumes and additional hedging costs at RBC Mortgage; insurance premiums, investment and fee income were down $28 million or 5% for the reasons discussed on page 6; and deposit and payment service charges were down $22 million or 8%; credit fees were down $13 million or 21% due to lower loan commitment, bankers’ acceptance, letter of credit, guarantee and standby fees.

Financial priority: Cost control

Non-interest expense

Non-interest expense increased $222 million or 9% from last year’s first quarter, largely reflecting the Rabobank settlement costs, a $48 million increase in pension and post-retirement benefit costs (largely due to the amortization of prior year actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities) and a $35 million increase in variable compensation costs resulting from stronger capital market-related revenues in RBC Investments.

     The appreciation of the Canadian dollar relative to the U.S. dollar from the first quarter of 2003 reduced the translated value of non-interest expense by $165 million.

First Quarter 2004 Report - Royal Bank of Canada  9

Financial priority: Strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.8 billion at January 31, 2004, up $51 million from the end of the fourth quarter of 2003 and down $578 million from a year ago. As shown in the table at the top of page 23, nonaccrual business and government loans were up $58 million from last quarter. This was largely in the U.S. energy sector. As a percentage of total loans and acceptances, nonaccrual loans were .95%, compared to .98% in the fourth quarter and 1.35% a year ago.

Provision for (recovery of) credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
U.S. GAAP
Allocated specific provision	$122	$137	$200
Allocated general provision	(130)	7	2

Total allocated provision	$(8)	$144	$202
Unallocated (general) provision	(20)	(7)	(2)

Total provision for (recovery of) credit losses	$(28)	$137	$200
Credit derivative gains (1)	–	–	(14)

Total provision for (recovery of) credit losses net of credit derivative gain	$(28)	$137	$186

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase agreements	$218,075	$219,445	$222,574
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.22%	0.25%	0.36%
Allocated specific provision for credit losses net of credit derivative gains as a percentage of average loans, acceptances and reverse repurchase agreements	0.22%	0.25%	0.33%

Canadian GAAP
Specific provisions	$125	$140	$200

General provision
Allocated	$(130)	$7	$2
Unallocated	(20)	(7)	(2)

Total general provision	(150)	–	–
Total provision for (recovery of) credit losses	$(25)	$140	$200
Credit derivative gains (1)	–	–	(29)

Total provision for (recovery of) credit losses net of credit derivative gain	$(25)	$140	$171

(1)	Mark-to-market gains on derivatives purchased to hedge accounts that have been classified as nonaccrual/impaired (gains recorded in non-interest income). The gain recorded in Q1/03 related to a European energy account that was classified as nonaccrual/impaired in Q4/02 (the credit derivative settled in Q1/03). We believe an analysis that nets credit derivative gains on accounts in default against the provision for credit losses is useful since it reflects the full loss associated with such accounts and management considers such information when evaluating our credit exposures. We also believe that investors may find this information useful in their assessment of our credit quality and risk management.

     As shown in the table on the left, there was a $28 million recovery of credit losses this quarter comprising allocated specific provisions of $122 million and a $150 million reversal of a portion of the general provision for credit losses. This compared to a provision for credit losses of $200 million a year ago and $137 million last quarter, consisting entirely of allocated specific provisions. Lower allocated specific provisions were recorded in the business and government loan portfolios due to a much lower level of new problem loans and the repayment this quarter of loans written off in prior periods.

     Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .22% this quarter compared to .25% in the fourth quarter and ..36% (.33% net of credit derivative gains) a year ago.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $118 million or .26% of average loans and acceptances, versus $211 million or .47% in the fourth quarter of 2003 and $140 million or .31% a year ago.

     The reversal of a portion of the general allowance this quarter followed a quarterly assessment of the credit quality of our loan portfolios and the adequacy of the related general allowance levels. The reversal reflects positive changes in portfolio composition, improving default and loss trends, better economic conditions, and changes to the underwriting and collection strategies and processes in our businesses.

     The general allowance at January 31, 2004, was $1,264 million and the allocated specific allowance was $772 million, resulting in a total allowance for credit losses of $2,036 million, down from $2,376 million a year ago, reflecting lower nonaccrual loans and the reversal of a portion of the general allowance this quarter.

Supplemental discussion – Canadian GAAP

There was a $25 million recovery of credit losses this quarter comprising specific provisions of $125 million and a $150 million reversal of a portion of the general provision for credit losses. This compared to a provision for credit losses of $200 million a year ago and $140 million last quarter, consisting entirely of specific provisions.

First Quarter 2004 Report - Royal Bank of Canada  10

Financial priority: Balance sheet and capital management

Assets

On January 31, 2004, we included in our Consolidated balance sheet assets owned by certain multi-seller asset-backed commercial paper conduit programs that we administer. This inclusion was in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). These assets largely comprised business and government loans of $4.6 billion, personal loans of $3.2 billion and credit card loans of $.8 billion. We are currently in the process of restructuring these programs, which may result in us not having to include their assets in our balance sheet in future periods. Since these assets were included in our Consolidated balance sheet beginning January 31, 2004, in accordance with FIN 46R, we have excluded the above-mentioned amounts from the following discussion so as not to overstate growth in these loan categories over prior periods.

     Total assets were $432 billion at January 31, 2004, up $39.6 billion or 10% from January 31, 2003, and up $19.3 billion or 5% from October 31, 2003.

     Compared to January 31, 2003, securities were up $27.1 billion or 27% due to an increase in trading account securities and available for sale securities, largely as a result of increased levels of business. Loans (before allowance for loan losses) were up $6.5 billion. Business and government loans were down $1.4 billion (after the securitization of $.1 billion of commercial mortgages during the 12 months ended January 31, 2004), while residential mortgages were up $5.2 billion (after the securitization of $4.6 billion of residential mortgages during the 12 months ended January 31, 2004), personal loans were up $2.5 billion and credit card balances were up $.2 billion (after securitization of $1.0 billion of credit card receivables during the 12 months ended January 31, 2004). Other assets were up $13.3 billion, largely driven by an increase in non-cash collateral received in connection with securities lending and borrowing activities.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended January 31, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $9 billion and $5 billion, respectively.

     Compared to October 31, 2003, securities were up $9.8 billion or 8%, largely due to an increase in trading account securities. Loans (before allowance for loan losses) were up $3.0 billion. Business and government loans were up $1.9 billion, while residential mortgages were down $.2 billion (after the securitization of $1.1 billion of residential mortgages during the quarter), personal loans were up $.7 billion and credit card balances up $.6 billion. Other assets were up $8.0 billion primarily due to an increase in non-cash collateral received in connection with securities lending and borrowing activities.

Deposits

Total deposits were $266 billion, up $5.2 billion or 2% from October 31, 2003, and up $17.0 billion or 7% from January 31, 2003. Interest-bearing deposits were up $4.0 billion or 2% from October 31, 2003, and up $12.7 billion or 6% from January 31, 2003, while non-interest-bearing deposits increased by $1.5 billion or 6% from October 31, 2003, and $4.3 billion or 18% from January 31, 2003.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended January 31, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $14 billion.

Capital

Treasury stock

Commencing this quarter, we present our own shares acquired and held by subsidiaries for reasons other than cancellation as a reduction of shareholders’ equity (Treasury stock), which has reduced our Tier 1 capital.

RBC subordinated debentures and Trust Capital Securities

(RBC TruCS™)

Beginning this quarter, holdings by RBC Capital Markets of $112 million of Royal Bank of Canada subordinated indebtedness (subordinated debentures) and $41 million of RBC TruCS were reclassified from Trading account securities to offset the outstanding obligations within subordinated debentures and Non-controlling interest in subsidiaries, respectively, thus reducing subordinated debentures by $112 million and non-controlling interest by $41 million. This reclassification did not significantly affect net income.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

     Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) using Canadian GAAP financial information. At January 31, 2004, using OSFI guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.3% and Total capital ratio was 12.9%. Both ratios were above our medium-term (3–5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. At January 31, 2003, our Tier 1 capital ratio was 9.4% and our Total capital ratio was 12.7%.

     Our Tier 1 capital and Total capital ratios in the first quarter were reduced by 27 basis points and 33 basis points, respectively, due to two factors. First, the above-mentioned deduction from shareholders’ equity of Treasury stock which related to holdings of Royal Bank of Canada common shares by RBC Capital Markets and by our employee compensation vehicles. Second, the above-mentioned deduction from subordinated debentures and non-controlling interest in subsidiaries relating to holdings of Royal Bank of Canada subordinated debentures and RBC TruCS, respectively, by RBC Capital Markets.

Capital management activity

During the quarter, we issued two series of subordinated debentures with different maturities. On November 3, 2003, we issued $1 billion of subordinated debentures, and on January 27, 2004, we issued $500 million of subordinated debentures.

First Quarter 2004 Report – Royal Bank of Canada 11

     Under a normal course issuer bid on the Toronto Stock Exchange that commenced on June 24, 2003, for a one-year period we are permitted to repurchase up to 25 million common shares. During the quarter, we repurchased 1.5 million common shares for $94 million at an average price of $62.15. Since the commencement of the current issuer bid program on June 24, 2003, we have repurchased 7.4 million common shares for $444 million at an average price of $59.88, leaving a balance of 17.6 million shares that may be repurchased. We also issued 1.45 million common shares during the quarter for $49 million in connection with the exercise of employee stock options.

Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at January 31, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At January 31, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $187 billion or 42% of total assets, up from $178 billion or 43% of total assets at October 31, 2003, and up from $162 billion or 41% of total assets at January 31, 2003. For the three months ended January 31, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $188 billion or 44% of total average assets, as compared to $172 billion or 42% last quarter and $166 billion or 42% a year ago. At January 31, 2004, securities and collateral of $63 billion were pledged, sold under repurchase agreements or obligations related to securities sold short. This is up from $60 billion at October 31, 2003, and from $51 billion at January 31, 2003.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended January 31, 2004, and January 31, 2003, and indicates that the Global VAR amounts in the first quarter of 2004 were less than the levels a year ago. The graphs at the bottom of the page show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended January 31, 2004. There were no days with net trading losses during the first quarter.

Trading activities (1)

	For the three months ended January 31, 2004				For the three months ended January 31, 2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$5	$10	$6	$4	$7	$9	$7	$5
Foreign exchange and commodity	1	5	2	1	2	6	3	1
Interest rate	10	11	9	7	11	13	11	9
Global VAR (2)	$9	$15	$11	$9	$15	$18	$15	$12

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

     DAILY NET TRADING REVENUE VERSUS GLOBAL TRADING VAR

     (C$ millions)

- Daily net trading revenue    — Global trading VAR

     HISTOGRAM OF DAILY NET TRADING REVENUE

     (number of days)

Daily net trading revenue (C$ millions)

First Quarter 2004 Report – Royal Bank of Canada 12

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the Web sites mentioned in this interim report does not form a part of this interim report. All references in this interim report to Web sites are inactive textual references and are for your information only.

Business highlights

Selected first quarter 2004 developments at each of our business units are discussed below.

RBC Banking

RBC Centura further expands Florida footprint: In November, RBC Centura increased its Florida network to 25 branch locations, with the completion of its acquisition of 13 branches and 16 automated transaction machines (ATMs) in Western Florida from Provident Financial Group, Inc.

RBC Mortgage brand expands: In January, RBC Mortgage added its brand to more than 115 former branches of Sterling Capital Mortgage Company, which it acquired in September 2003.

Making home ownership easier: In December, RBC Royal Bank introduced the new RBC No Down Payment Mortgage. This new mortgage provides Canadians who have a steady income and a good credit rating the opportunity to purchase a home without a down payment.

Banking on the run: In November, we installed the 500th RBC ATM at an Esso convenience store. RBC ATMs have been included as part of Esso’s On the Run/Tiger Express stores since 1991, and our partnership is the largest banking/gasoline convenience store alliance in Canada. In 2003, 75 new machines were added and we plan to install more than 100 additional ATMs over the next three years.

RBC Insurance

RBC Insurance announces acquisition of the Canadian operations of UnumProvident Corporation (UnumProvident): RBC Insurance announced in November that it had reached an agreement to acquire the Canadian branch operations of Provident Life and Accident Insurance Company, a wholly owned subsidiary of UnumProvident Corporation. UnumProvident’s Canadian product portfolio includes individual and group disability, critical illness and long-term care insurance products. The completion of this acquisition will result in RBC Insurance becoming the number one provider of individual living benefits products in Canada and will build on its presence in the group long-term disability insurance market. The acquisition is expected to close in April 2004, subject to customary closing conditions and approval by Canadian regulators.

RBC Insurance continues to grow U.S. travel insurance business:

In January, RBC Insurance entered into an agreement with Navigant International, one of the top 10 travel agency chains in the U.S., to become its preferred travel insurance provider.

RBC Investments

RBC Dain Rauscher announces the acquisition of Florida-based William R. Hough & Co., Inc.: RBC Dain Rauscher announced in December that it had signed a definitive agreement to acquire William R. Hough & Co., Inc., a privately held full-service investment

First Quarter 2004 Report – Royal Bank of Canada 13

firm specializing in fixed income sales, trading and underwriting primarily in the Southeastern U.S. The transaction, which is subject to regulatory approval, is expected to close by the end of February 2004.

Mutual fund sales continue to grow: January 2004 marked the ninth consecutive month of positive long-term net mutual fund sales for RBC Asset Management Inc. and the strongest in six years. RBC Asset Management has ranked number one in mutual funds market share in Canada since September 2003 and first in total net sales and long-term fund net sales in December and January.

Global Private Banking expanding distribution capabilities in Europe and Africa: During the quarter, Global Private Banking opened representative offices in Istanbul, Turkey, and Madrid, Spain. RBC Suisse (our private banking business headquartered in Geneva, Switzerland) hired an experienced team of private bankers to expand distribution capabilities in Eastern and Southern Africa. We are also highlighting our international trust, estate planning, investment advisory and enhanced investment management capabilities to prospective clients to attract new business and assets.

RBC Capital Markets

Integration of U.S. capital market business successfully completed:

The integration of RBC Capital Markets’ corporate and investment banking activities in the United States, a two-year project, was completed following the quarter-end. The move to a single broker-dealer business, operating under the new legal name, RBC Capital Markets Corporation, provides clients with a significantly more efficient interface.

RBC tops Canadian underwriting league tables: RBC Capital Markets was again named by the National Post as the top underwriter in Canada for debt and equity issues in 2003. It was the lead underwriter for 200 deals totalling $32.2 billion and finished significantly ahead of its nearest competitor on the strength of the performance in its Fixed Income Group.

U.K. infrastructure financing team wins key awards: Six major awards recognized the strong performance of our London-based Energy and Utilities Infrastructure Finance team in 2003. The awards included two from Thomson Financial for Bond House of the Year and Power Deal of the Year; three from Euromoney magazine and one from the influential Jane’s magazine for European Airport Finance Deal of the Year for structuring and arranging the financing package for Belfast City Airport.

RBC Global Services

RBC AutoReconciliation™: RBC Global Services launched AutoReconciliation, a Web-based technology that allows clients of RBC Global Services to streamline their cash and securities settlement reconciliation processes, resulting in lower costs and improved timeliness, accuracy and control measures.

New Automated Securities Lending Exchange: RBC Global Services’ Securities Lending group launched the Automated Securities Lending Exchange – a fully automated equity and fixed income lending platform that allows broker-dealer clients of RBC Global Services to locate and execute loan transactions with RBC using a sophisticated Web-based service. This service improves operational efficiency and productivity, creating value for both securities lenders and borrowers.

Automated Clearing House (ACH) Direct Payments & Deposits added to RBC Express™: Services provided through RBC Express now include Balance Reporting, Account Transfers, Wire Payments, File Transfer and ACH Direct Payments & Deposits. RBC Express allows clients to access and use cash management products more easily and efficiently due to a single sign-on and consistent navigation across all products available on RBC Express.

First Quarter 2004 Report - Royal Bank of Canada  14

Selected financial highlights (unaudited) (1)

			As at and for the three months ended
	Change from
	January 31		January 31	October 31	January 31
(C$ millions, except per share and percentage amounts)	2003		2004	2003	2003
Earnings
Net interest income	(4)%		$1,645	$1,586	$1,711
Non-interest income	(3)		2,550	2,663	2,624
Total revenues	(3)		4,195	4,249	4,335
Provision for (recovery of) credit losses	n.m.		(28)	137	200
Insurance policyholder benefits, claims and acquisition expense	(11)		330	386	371
Non-interest expense	9		2,781	2,582	2,559
Net income	3		793	804	767
Return on common equity (2)	120	bp	18.1%	18.0%	16.9%

Balance sheet information
Loans (before allowance for loan losses)	9%		$184,193	$172,547	$169,085
Assets	12		440,507	412,591	392,296
Deposits	7		265,673	260,518	248,631
Subordinated debentures	17		8,031	6,581	6,885
Common equity	(2)		17,370	17,304	17,765

Capital ratios (Canadian basis) (3)
Common equity to risk-adjusted assets	(50	) bp	10.1%	10.5%	10.6%
Tier 1 capital	(10)		9.3%	9.7%	9.4%
Total capital	20		12.9%	12.8%	12.7%
Capital ratios (U.S. basis) (4)
Common equity to risk-adjusted assets	(60	) bp	10.0%	10.3%	10.6%
Tier 1 capital	(50)		8.3%	8.7%	8.8%
Total capital	(10)		12.0%	12.0%	12.1%

Common share information
Shares outstanding (in thousands)
End of period	(3)%		648,231	656,021	666,439
Average basic	(2)		650,044	656,952	666,006
Average diluted	(2)		659,356	664,450	674,035
Earnings per share
Basic	7%		$1.20	$1.21	$1.12
Diluted	8		1.19	1.19	1.10
Share price
High (5)	10%		$65.90	$65.00	$59.86
Low (5)	12		60.26	57.50	53.91
Close	14		63.19	63.48	55.30
Dividends per share	15		.46	.46	.40
Book value per share – period end	1		26.80	26.38	26.66
Market capitalization (C$ billions)	11		41.0	41.6	36.8

Number of:
Employees (full-time equivalent)	903		60,673	60,812	59,770
Automated transaction machines	(89)		4,399	4,401	4,488
Service delivery units
Canada	(8)		1,298	1,297	1,306
International	18		802	788	784

(1)	Financial information is derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(5)	Intraday high and low share prices.

First Quarter 2004 Report - Royal Bank of Canada  15

U.S. GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Assets
Cash resources
Cash and due from banks	$3,342	$2,887	$3,001
Interest-bearing deposits with banks	16,059	14,633	17,359

	19,401	17,520	20,360

Securities
Trading account (pledged – $11,569; $11,791 and $6,340)	88,995	81,014	70,501
Available for sale	37,636	35,783	29,031

	126,631	116,797	99,532

Assets purchased under reverse repurchase agreements	32,612	36,289	39,396

Loans
Residential mortgage	78,577	78,819	73,417
Personal	35,129	31,167	29,367
Credit card	6,225	4,816	5,214
Business and government	64,262	57,745	61,087

	184,193	172,547	169,085
Allowance for loan losses	(1,846)	(2,055)	(2,267)

	182,347	170,492	166,818

Other
Customers’ liability under acceptances	5,693	5,943	7,292
Derivative-related amounts	39,607	36,640	37,300
Premises and equipment	1,734	1,655	1,612
Goodwill	4,800	4,633	5,095
Other intangibles	580	580	681
Reinsurance recoverables	1,909	3,321	1,662
Separate account assets	183	224	70
Other assets	25,010	18,497	12,478

	79,516	71,493	66,190

	$440,507	$412,591	$392,296

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$25,166	$24,388	$21,904
Interest-bearing	131,373	130,135	119,863
International
Non-interest-bearing	3,920	3,183	2,833
Interest-bearing	105,214	102,812	104,031

	265,673	260,518	248,631

Other
Acceptances	5,693	5,943	7,292
Obligations related to securities sold short	24,632	22,743	18,923
Obligations related to assets sold under repurchase agreements	20,361	23,735	23,387
Derivative-related amounts	41,591	38,427	38,433
Insurance claims and policy benefit liabilities	7,235	8,630	4,841
Separate account liabilities	183	224	70
Other liabilities	47,432	26,199	23,122

	147,127	125,901	116,068

Subordinated debentures	8,031	6,581	6,885

Non-controlling interest in subsidiaries	1,493	1,474	1,445

Shareholders’ equity
Preferred	813	813	1,502
Common stock (shares issued – 655,962,800; 656,021,122 and 666,439,266)	7,035	6,999	7,029
Additional paid-in capital	177	88	80
Retained earnings	11,997	11,591	10,910
Treasury stock (7,731,453 shares)	(473)	–	–
Accumulated other comprehensive income (loss)	(1,366)	(1,374)	(254)

	18,183	18,117	19,267

	$440,507	$412,591	$392,296

First Quarter 2004 Report – Royal Bank of Canada 16

U.S. GAAP

Consolidated statement of income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Interest income
Loans	$2,433	$2,448	$2,584
Trading account securities	564	482	496
Available for sale securities	181	192	233
Assets purchased under reverse repurchase agreements	145	186	200
Deposits with banks	81	78	111

	3,404	3,386	3,624

Interest expense
Deposits	1,283	1,304	1,433
Other liabilities	373	403	384
Subordinated debentures	103	93	96

	1,759	1,800	1,913

Net interest income	1,645	1,586	1,711

Non-interest income
Insurance premiums, investment and fee income	498	548	526
Trading revenues	441	441	544
Securities brokerage commissions	347	285	270
Investment management and custodial fees	303	306	281
Deposit and payment service charges	257	268	279
Mutual fund revenues	202	175	169
Underwriting and other advisory fees	181	201	130
Foreign exchange revenue, other than trading	73	75	66
Card service revenues	72	85	73
Securitization revenues	63	61	34
Credit fees	50	43	63
Mortgage banking revenues	2	(12)	70
Gain (loss) on sale of available for sale securities	7	13	(30)
Other	54	174	149

	2,550	2,663	2,624

Total revenues	4,195	4,249	4,335

Provision for (recovery of) credit losses	(28)	137	200

Insurance policyholder benefits, claims and acquisition expense	330	386	371

Non-interest expense
Human resources	1,668	1,587	1,631
Equipment	209	212	194
Occupancy	179	177	184
Communications	150	193	178
Professional fees	97	134	113
Outsourced item processing	69	73	74
Amortization of other intangibles	16	16	19
Other	393	190	166

	2,781	2,582	2,559

Net income before income taxes	1,112	1,144	1,205
Income taxes	289	316	410

Net income before non-controlling interest	823	828	795
Non-controlling interest in net income of subsidiaries	30	24	28

Net income	$793	$804	$767

Preferred dividends	11	11	23

Net income available to common shareholders	$782	$793	$744

Average number of common shares (in thousands)	650,044	656,952	666,006
Earnings per share (in dollars)	$1.20	$1.21	$1.12
Average number of diluted common shares (in thousands)	659,356	664,450	674,035
Diluted earnings per share (in dollars)	$1.19	$1.19	$1.10

Dividends per share (in dollars)	$.46	$.46	$.40

First Quarter 2004 Report – Royal Bank of Canada 17

U.S. GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Preferred stock
Balance at beginning of period	$813	$822	$1,515
Translation adjustment on shares denominated in foreign currency	–	(9)	(13)

Balance at end of period	813	813	1,502

Common stock
Balance at beginning of period	6,999	7,001	6,963
Issued	52	36	75
Purchased for cancellation	(16)	(38)	(9)

Balance at end of period	7,035	6,999	7,029

Additional paid-in capital
Balance at beginning of period	88	86	76
Renounced stock appreciation rights, net of related income taxes	1	1	–
Stock-based compensation awards	12	1	4
Reclassified amounts	34	–	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	42	–	–

Balance at end of period	177	88	80

Retained earnings
Balance at beginning of period	11,591	11,278	10,473
Net income	793	804	767
Preferred dividends	(11)	(11)	(23)
Common dividends	(298)	(301)	(267)
Premium paid on common stock purchased for cancellation	(78)	(176)	(40)
Issuance costs, net of related income taxes	–	(3)	–

Balance at end of period	11,997	11,591	10,910

Treasury stock
Reclassified amounts	(304)	–	–
Net purchases	(127)	–	–
Initial adoption of FIN 46, Consolidation of Variable Interest Entities	(42)	–	–

Balance at end of period	(473)	–	–

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	237	113	208
Unrealized foreign currency translation gains and losses, net of hedging activities	(849)	(893)	(68)
Gains and losses on derivatives designated as cash flow hedges	(251)	(104)	(101)
Additional pension obligation	(503)	(490)	(293)

Balance at end of period	(1,366)	(1,374)	(254)

Shareholders’ equity at end of period	$18,183	$18,117	$19,267

Comprehensive income, net of related income taxes
Net income	$793	$804	$767
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	124	39	6
Change in unrealized foreign currency translation gains and losses	265	(1,814)	(155)
Impact of hedging unrealized foreign currency translation gains and losses	(221)	1,394	141
Change in gains and losses on derivatives designated as cash flow hedges	(153)	(52)	12
Reclassification to earnings of gains and losses on cash flow hedges	6	19	14
Additional pension obligation	(13)	(197)	–

Total comprehensive income	$801	$193	$785

First Quarter 2004 Report – Royal Bank of Canada 18

U.S. GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Cash flows from operating activities
Net income	$793	$804	$767
Adjustments to determine net cash provided by (used in) operating activities
(Recovery of) provision for credit losses	(28)	137	200
Depreciation	95	96	96
Amortization of other intangibles	16	16	19
Writedown of deferred issuances costs	25	–	–
Gain on sale of premises and equipment	(5)	(5)	(5)
Gain on loan securitizations	(8)	(9)	–
Loss on investments in associated corporations	24	29	–
(Gain) loss on sale of available for sale securities	(7)	(13)	30
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(1,395)	(210)	94
Net change in accrued interest receivable and payable	(121)	21	48
Current income taxes	(1,376)	415	(124)
Deferred income taxes	(48)	(44)	38
Derivative-related assets	(2,983)	(858)	(6,050)
Derivative-related liabilities	3,159	2,060	5,696
Trading account securities	(8,716)	(8,721)	(1,044)
Obligations related to securities sold short	1,889	2,505	933
Other	5,366	(5,925)	(2,599)

Net cash used in operating activities	(3,320)	(9,702)	(1,901)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,004)	4,140	1,400
Change in loans, net of loan securitizations	(3,791)	(2,590)	1,205
Proceeds from loan securitizations	769	1,000	–
Proceeds from sale of available for sale securities	4,282	7,716	3,363
Proceeds from maturity of available for sale securities	8,637	8,924	5,465
Purchases of available for sale securities	(14,463)	(15,447)	(11,251)
Net acquisitions of premises and equipment	(174)	(188)	(69)
Change in assets purchased under reverse repurchase agreements	3,677	7,082	(2,311)
Net cash provided by (used in) acquisition of subsidiaries	558	(109)	(194)

Net cash (used in) provided by investing activities	(2,509)	10,528	(2,392)

Cash flows from financing activities
Change in deposits – Canada	2,016	595	(1,192)
Change in deposits – International	3,139	2,190	3,914
Issue of subordinated debentures	1,500	–	–
Repayment of subordinated debentures	–	(100)	–
Issuance costs	–	(3)	–
Issue of common shares	49	36	71
Purchase of common shares for cancellation	(94)	(214)	(49)
Net purchase of treasury stock	(127)	–	–
Payment of dividends	(309)	(294)	(289)
Change in obligations related to assets sold under repurchase agreements	(3,374)	(854)	2,278
Change in short-term borrowings of subsidiaries	3,484	(1,769)	27

Net cash provided by (used in) financing activities	6,284	(413)	4,760

Net change in cash and due from banks	455	413	467
Cash and due from banks at beginning of period	2,887	2,474	2,534

Cash and due from banks at end of period	$3,342	$2,887	$3,001

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,867	$1,604	$1,948
Amount of income taxes paid in period	$1,553	$168	$759

First Quarter 2004 Report – Royal Bank of Canada 19

U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2003, on pages 72 to 76 in the 2003 Annual Report, except as noted below.

Consolidation of Variable Interest Entities

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, Consolidation of Variable Interest Entities which clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to Variable Interest Entities (VIEs). This interpretation applies immediately to all VIEs created after January 31, 2003. On December 24, 2003, the FASB issued a revised FIN 46 (FIN 46R). The effective date provisions of FIN 46R require application of either FIN 46 or FIN 46R to special purpose entities (SPEs), including those created before January 31, 2003, no later than the end of the first reporting period ending after December 15, 2003. Application of FIN 46R is required for all entities, including those to which FIN 46 was previously applied, no later than the end of the first reporting period that ends after March 15, 2004. We have applied either FIN 46 or FIN 46R to all SPEs as at January 31, 2004, as noted below.

Securitization of client financial assets

The multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer had total assets of $27 billion as at January 31, 2004. Certain of these multi-sellers with total assets of $19 billion have been restructured this quarter by selling a subordinated membership interest in each of them to a third party. The subordinated membership interest in each multi-seller absorbs a majority of the multi-seller’s expected losses as defined in FIN 46R and therefore, we are not required to consolidate them under FIN 46R. However, we continue to hold a significant variable interest in these multi-sellers. Our maximum potential exposure to loss with respect to these restructured multi-sellers is $18 billion as at January 31, 2004, resulting from our provision of backstop liquidity facilities and partial credit enhancement. These are also included in our disclosure on guarantees. We are the Primary Beneficiary of the remaining multi-sellers with assets of $8.6 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated them as at January 31, 2004. The commercial paper and other liabilities of these consolidated multi-sellers, reported in Other liabilities on our Consolidated balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities and we have no rights to the assets owned by these multi-sellers, which are reported on our Consolidated balance sheet primarily as follows: Credit card loans of $.8 billion, Personal loans of $3.2 billion and Business and government loans of $4.6 billion. We are currently in the process of restructuring these consolidated multi-sellers, which may result in us no longer being their Primary Beneficiary.

     We have consolidated several other SPEs as at January 31, 2004, and continue to consolidate VIEs created since January 31, 2003, where we are the Primary Beneficiary. These are primarily used to create investment and structured finance products, and also include certain compensation vehicles, and had assets of $2.5 billion as at January 31, 2004. The incremental impact on assets is reported on our Consolidated balance sheet primarily as follows: Trading securities of $.4 billion, Business loans of $1 billion and Other assets of $.4 billion. Consolidation of the compensation vehicles resulted in an increase in Treasury stock, but no net impact on shareholders’ equity due to a corresponding increase in Additional paid-in capital for the obligation to provide these shares to employees.

     We have assessed our involvement with other SPEs and although we are not the Primary Beneficiary of any of them, our relationship with certain of these SPEs entails a significant variable interest. These SPEs in which we have a significant variable interest had total assets of approximately $5 billion as at January 31, 2004, and primarily include certain CDOs, certain asset-backed commercial paper conduit programs administered by third parties and certain structured finance vehicles. The maximum exposure to loss resulting from our significant variable interest in each of these SPEs is approximately $2 billion as at January 31, 2004, consisting mostly of our investment in them, loans and notional value of liquidity facilities to them.

     We deconsolidated a CDO with assets of $.4 billion on January 31, 2004, because the variability in our fees as collateral manager is not significant enough to cause us to be the Primary Beneficiary under FIN 46R. We continue to not consolidate a capital trust created in 2003 to issue Innovative Tier 1 capital of $.9 billion. We issued a senior deposit note of the same amount to this trust. Although we own the common equity and voting control of the trust, we are not deemed to be the Primary Beneficiary as we are not exposed to the majority of expected losses. We deconsolidated certain other capital trusts of approximately $.1 billion as at January 31, 2004, for similar reasons.

Securitization of our financial assets

We employ VIEs in the process of securitizing our assets. We have not consolidated these VIEs as at January 31, 2004, under FIN 46R either because such a VIE is a qualifying SPE under FAS 140, which is specifically exempt from consolidation under FIN 46R, or because our level of participation relative to others in the VIE does not expose us to a majority of the expected losses. For details on our securitization activities please refer to Note 3.

     We are involved with several other entities that are not considered SPEs but could potentially be VIEs under FIN 46R. Amongst these, we have a significant variable interest primarily in certain clone funds and investment partnerships with assets of approximately $3 billion at January 31, 2004. Our maximum exposure to loss from our involvement with these entities is approximately $1 billion as at January 31, 2004.

Mutual funds and assets administered in trust

Under FIN 46, we had concluded that we would be the Primary Beneficiary of entities that experience low volatility of returns on their assets. Since FIN 46R has removed the provision in FIN 46 which required a comparison of gross fees earned by us with the variability in returns that investors or beneficiaries are exposed to, we no longer consider ourselves the Primary Beneficiary of these entities nor do we consider our fee variability to be significant relative to the investors or beneficiaries.

     We continue to evaluate our involvement with potential VIEs and monitor developments which affect our current interpretation of FIN 46R. As required, we will fully adopt FIN 46R as at April 30, 2004, for all non-SPEs and those SPEs assessed only under FIN 46 as at January 31, 2004.

Classification of economic hedges

In December 2003, the Securities and Exchange Commission clarified its views on the income statement classification of economic hedges that do not qualify for hedge accounting under FAS 133. We have, therefore, reclassified the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other, such that the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Treasury stock

Commencing November 1, 2003, we recorded, as a deduction from total shareholders’ equity, our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the quarter was reclassified from assets to Treasury stock and subsequent transactions were also recorded as adjustments to the opening reclassified amounts. Treasury stock is recorded at historical cost and is reduced for any resales, cancellations, or transfers to employees under certain stock-based compensation arrangements. Any gains or losses, on resale or transfers of Treasury stock, are recognized in Additional paid-in capital or against Retained earnings, respectively.

Significant future accounting changes

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued FAS 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106 to require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. It does not change the measurement or recognition of these plans. The required information should be provided separately for pension plans and other postretirement benefit plans. The new disclosures are effective for public companies with fiscal years ending after December 15, 2003, with a delayed effective date for certain disclosures and for foreign plans. The interim period disclosures are effective for periods beginning after December 15, 2003.

First Quarter 2004 Report – Royal Bank of Canada 20

U.S. GAAP

Note 2 Acquisitions

Acquisition of Canadian operation of Provident Life and Accident Insurance Company

On November 18, 2003, RBC Insurance announced the acquisition of the Canadian operation of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance will assume PLAIC’s policy liabilities and may invest up to $500 million to complete the acquisition. The acquisition is expected to close by April 2004 and is subject to approval by Canadian regulators.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio–based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of Western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Acquisition of William R. Hough & Co., Inc.

On December 16, 2003, RBC Dain Rauscher Inc. announced an agreement to acquire all the outstanding common shares of William R. Hough & Co., Inc., located in St. Petersburg, Florida. The acquisition is expected to close by the end of February 2004 and is subject to approval by U.S. regulators.

Note 3 Securitizations

During the quarter, we securitized $1.1 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $775 million of those securities. We received net cash proceeds of $769 million and retained the rights to future excess interest of $14 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $8 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale.

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002.

     For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the table below:

Pro forma net income and earnings per share

	As reported			Pro forma
	for the three months ended			for the three months ended
	January 31	October 31	January 31	January 31	October 31	January 31
	2004	2003	2003	2004	2003	2003
Net income	$793	$804	$767	$784	$789	$757
Earnings per share	1.20	1.21	1.12	1.19	1.18	1.10
Diluted earnings per share	1.19	1.19	1.10	1.17	1.17	1.09

Note 5 Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee as specified by FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

The table below summarizes significant guarantees we have provided to third parties as at January 31, 2004. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments
Credit derivatives/written put options (1)	$17,165
Backstop liquidity facilities	15,905
Financial standby letters of credit	10,404
Credit enhancements	5,206
Performance guarantees	3,112
Mortgage loans sold with recourse	244

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At January 31, 2004, we have accrued $175 million in our Consolidated balance sheet in respect to the above guarantees.

     Refer to Note 20 of our 2003 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

On December 1, 2003, Royal Bank of Canada and related entities were added as defendants to an adversary proceeding in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) in the Enron Corp. bankruptcy proceedings against numerous other financial institution defendants.

     On January 9, 2004, Royal Bank of Canada and related entities were named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This litigation is consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material to our financial position or results of operations.

Note 6 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     Subsequent to the end of the quarter, on February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income this quarter by $74 million.

First Quarter 2004 Report – Royal Bank of Canada 21

U.S. GAAP

Note 7 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets
	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03	04	03	03
Net interest income	$1,357	$1,378	$1,394	$–	$–	$–	$104	$93	$116	$170	$119	$105
Non-interest income	512	487	565	498	548	526	825	821	768	568	513	582

Total revenues	1,869	1,865	1,959	498	548	526	929	914	884	738	632	687
Provision for (recovery of) credit losses	65	131	130	–	–	–	1	(2)	–	(70)	15	77
Insurance policyholder benefits, claims and acquisition expense	–	–	–	330	386	371	–	–	–	–	–	–
Non-interest expense	1,153	1,148	1,178	107	108	101	728	722	725	635	431	426
Income taxes and non-controlling interest	222	207	239	–	(7)	–	60	68	55	23	55	68

Net income (loss)	$429	$379	$412	$61	$61	$54	$140	$126	$104	$150	$131	$116

	RBC Global Services			Other			Total
	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03
Net interest income	$45	$41	$45	$(31)	$(45)	$51	$1,645	$1,586	$1,711
Non-interest income	175	175	167	(28)	119	16	2,550	2,663	2,624

Total revenues	220	216	212	(59)	74	67	4,195	4,249	4,335
Provision for (recovery of) credit losses	(14)	–	–	(10)	(7)	(7)	(28)	137	200
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	330	386	371
Non-interest expense	155	159	144	3	14	(15)	2,781	2,582	2,559
Income taxes and non-controlling interest	22	13	20	(8)	4	56	319	340	438

Net income (loss)	$57	$44	$48	$(44)	$63	$33	$793	$804	$767

b) Quarterly earnings by geographic segment

	January 31				October 31				January 31
	2004				2003				2003
	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total
Net interest income	$1,290	$249	$106	$1,645	$1,216	$277	$93	$1,586	$1,357	$314	$40	$1,711
Non-interest income	1,291	886	373	2,550	1,383	844	436	2,663	1,248	917	459	2,624

Total revenues	2,581	1,135	479	4,195	2,599	1,121	529	4,249	2,605	1,231	499	4,335
Provision for (recovery of) credit losses	8	–	(36)	(28)	107	25	5	137	103	41	56	200
Insurance policyholder benefits, claims and acquisition expense	154	118	58	330	143	109	134	386	173	104	94	371
Non-interest expense	1,464	1,073	244	2,781	1,458	858	266	2,582	1,428	911	220	2,559
Income taxes and non-controlling interest	324	(44)	39	319	305	38	(3)	340	363	66	9	438

Net income (loss)	$631	$(12)	$174	$793	$586	$91	$127	$804	$538	$109	$120	$767

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

First Quarter 2004 Report – Royal Bank of Canada 22

Appendix: Credit related information (unaudited) (1)

Nonaccrual loans (2)

	January 31	October 31	July 31	April 30	January 31
(C$ millions, except percentage amounts)	2004	2003	2003	2003	2003
Nonaccrual loans
Residential mortgage	$130	$131	$128	$132	$132
Personal	229	235	260	273	293
Business and government	1,437	1,379	1,511	1,758	1,949

Total	$1,796	$1,745	$1,899	$2,163	$2,374

Nonaccrual loans as a % of related loans and acceptances
Residential mortgage	.17%	.17%	.17%	.18%	.18%
Personal	.65%	.75%	.86%	.92%	1.00%
Business and government	2.05%	2.17%	2.33%	2.67%	2.85%

Total	.95%	.98%	1.07%	1.23%	1.35%

Allowance for credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2004	2003	2003
Allowance at beginning of period	$2,164	$2,265	$2,314
Provision for (recovery of) credit losses	(28)	137	200
Charge-offs
Residential mortgage	(1)	(4)	(1)
Personal	(76)	(88)	(80)
Credit card	(45)	(48)	(43)
Business and government	(69)	(114)	(62)

	(191)	(254)	(186)
Recoveries
Personal	16	17	17
Credit card	8	10	9
Business and government	49	16	20

	73	43	46

Net charge-offs	(118)	(211)	(140)
Acquisition of Provident Financial Group Inc.	6	–	–
Acquisition of Admiralty Bancorp, Inc.	–	–	8
Adjustments	12	(27)	(6)

Allowance at end of period	$2,036	$2,164	$2,376

Net charge-offs as a % of average loans and acceptances	.26%	.47%	.31%
Allocation of allowance
Residential mortgage	$27	$37	$40
Personal	449	437	467
Credit card	176	151	152
Business and government	1,166	1,301	1,469

Allocated allowance	1,818	1,926	2,128
Unallocated allowance	218	238	248

Total	$2,036	$2,164	$2,376

Composition of allowance
Allocated specific	$772	$757	$954
Allocated general	1,046	1,169	1,174

Total allocated allowance	1,818	1,926	2,128
Unallocated (general) allowance	218	238	248

Total	$2,036	$2,164	$2,376

Consisting of:
Allowance for loan losses	$1,846	$2,055	$2,267
Allowance for off-balance sheet and other items	190	109	109

Total	$2,036	$2,164	$2,376

Allowance for loan losses as a % of loans and acceptances	1.0%	1.2%	1.3%
Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	.8%	1.0%	1.1%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio)	103%	118%	95%

(1)	Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Nonaccrual loans are reported on a gross basis.

First Quarter 2004 Report – Royal Bank of Canada 23

Selected financial highlights (unaudited) (1)

		As at and for the three months ended
	Change from
	January 31	January 31	October 31	January 31
(C$ millions, except per share and percentage amounts)	2003	2004	2003	2003
Earnings
Net interest income	(2)%	$1,661	$1,606	$1,699
Non-interest income	(1)	2,705	2,754	2,746
Total revenues	(2)	4,366	4,360	4,445
Provision for (recovery of) credit losses	n.m.	(25)	140	200
Insurance policyholder benefits, claims and acquisition expense	11	452	513	408
Non-interest expense	8	2,807	2,624	2,610
Net income	1	790	746	779
Return on common equity (2)	70 bp	17.8%	16.5%	17.1%

Balance sheet information
Loans (net of allowance for loan losses)	4%	$173,659	$170,394	$166,753
Assets	7	416,444	403,033	389,804
Deposits	7	264,966	259,145	248,173
Subordinated debentures	16	7,639	6,243	6,571
Common equity	(1)	17,639	17,543	17,743

Capital ratios (3)
Common equity to risk-adjusted assets	(50)bp	10.1%	10.5%	10.6%
Tier 1 capital	(10)	9.3%	9.7%	9.4%
Total capital	20	12.9%	12.8%	12.7%

Common share information
Shares outstanding (in thousands)
End of period	(3)%	649,011	656,021	666,439
Average basic	(2)	650,044	656,952	666,006
Average diluted	(2)	658,738	663,841	673,400
Earnings per share
Basic	5%	$1.20	$1.12	$1.14
Diluted	5	1.18	1.11	1.12
Share price
High (4)	10%	$65.90	$65.00	$59.86
Low (4)	12	60.26	57.50	53.91
Close	14	63.19	63.48	55.30
Dividends per share	15	.46	.46	.40
Book value per share – period end	2	27.18	26.74	26.62
Market capitalization (C$ billions)	11	41.0	41.6	36.8

Number of:
Employees (full-time equivalent)	903	60,673	60,812	59,770
Automated transaction machines	(89)	4,399	4,401	4,488
Service delivery units
Canada	(8)	1,298	1,297	1,306
International	18	802	788	784

(1)	Financial information is derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Net income available to common shareholders as a percentage of average common equity (which is calculated as the average of the monthly common equity balances for the period).

(3)	Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(4)	Intraday high and low share prices.

First Quarter 2004 Report – Royal Bank of Canada 24

Canadian GAAP

Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Assets
Cash resources
Cash and due from banks	$3,342	$2,887	$3,001
Interest-bearing deposits with banks	16,041	14,667	17,387

	19,383	17,554	20,388

Securities
Trading account (pledged – $11,569; $11,791 and $6,340)	89,316	81,827	71,696
Investment account	36,960	35,238	28,288
Loan substitute	312	325	372

	126,588	117,390	100,356

Assets purchased under reverse repurchase agreements	32,612	36,289	39,396

Loans
Residential mortgage	78,575	78,817	73,415
Personal	31,924	31,167	29,367
Credit card	5,403	4,816	5,214
Business and government	59,603	57,649	61,024

	175,505	172,449	169,020
Allowance for loan losses	(1,846)	(2,055)	(2,267)

	173,659	170,394	166,753

Other
Customers’ liability under acceptances	5,693	5,943	7,292
Derivative-related amounts	38,350	35,612	36,716
Premises and equipment	1,753	1,670	1,627
Goodwill	4,754	4,587	5,059
Other intangibles	580	580	681
Other assets	13,072	13,014	11,536

	64,202	61,406	62,911

	$416,444	$403,033	$389,804

Liabilities and shareholders’ equity
Deposits
Personal	$109,116	$106,709	$105,293
Business and government	130,098	129,860	114,894
Bank	25,752	22,576	27,986

	264,966	259,145	248,173

Other
Acceptances	5,693	5,943	7,292
Obligations related to securities sold short	24,632	22,855	19,489
Obligations related to assets sold under repurchase agreements	20,361	23,735	23,387
Derivative-related amounts	40,607	37,775	38,099
Insurance claims and policy benefit liabilities	5,243	5,256	3,232
Other liabilities	26,435	21,318	22,841

	122,971	116,882	114,340

Subordinated debentures	7,639	6,243	6,571

Non-controlling interest in subsidiaries	2,397	2,388	1,445

Shareholders’ equity
Preferred stock	832	832	1,532
Common stock (shares issued – 655,962,800; 656,021,122 and 666,439,266)	7,055	7,018	7,046
Additional paid-in capital	130	85	81
Retained earnings	11,734	11,333	10,684
Treasury stock (6,951,478 shares)	(431)	–	–
Foreign currency translation adjustments	(849)	(893)	(68)

	18,471	18,375	19,275

	$416,444	$403,033	$389,804

First Quarter 2004 Report – Royal Bank of Canada 25

Canadian GAAP

Consolidated statement of income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Interest income
Loans	$2,435	$2,451	$2,585
Securities	745	674	729
Assets purchased under reverse repurchase agreements	145	186	200
Deposits with banks	81	78	112

	3,406	3,389	3,626

Interest expense
Deposits	1,269	1,290	1,433
Other liabilities	373	400	398
Subordinated debentures	103	93	96

	1,745	1,783	1,927

Net interest income	1,661	1,606	1,699

Non-interest income
Insurance premiums, investment and fee income	613	676	574
Trading revenues	440	441	544
Securities brokerage commissions	347	285	270
Investment management and custodial fees	303	306	281
Deposit and payment service charges	257	268	279
Mutual fund revenues	202	175	169
Underwriting and other advisory fees	181	204	130
Foreign exchange revenues, other than trading	73	75	66
Card service revenues	126	144	124
Securitization revenues	63	60	34
Credit fees	50	43	63
Mortgage banking revenues	2	(12)	69
Gain (loss) on sale of investment account securities	4	11	(14)
Other	44	78	157

	2,705	2,754	2,746

Total revenues	4,366	4,360	4,445

Provision for (recovery of) credit losses	(25)	140	200

Insurance policyholder benefits, claims and acquisition expense	452	513	408

Non-interest expense
Human resources	1,676	1,603	1,641
Equipment	223	227	211
Occupancy	181	179	186
Communications	153	197	180
Professional fees	97	134	113
Outsourced item processing	69	73	74
Amortization of other intangibles	16	16	19
Other	392	195	186

	2,807	2,624	2,610

Net income before income taxes	1,132	1,083	1,227
Income taxes	300	300	420

Net income before non-controlling interest	832	783	807
Non-controlling interest in net income of subsidiaries	42	37	28

Net income	$790	$746	$779

Preferred dividends	11	11	23

Net income available to common shareholders	$779	$735	$756

Average number of common shares (in thousands)	650,044	656,952	666,006
Earnings per share (in dollars)	$1.20	$1.12	$1.14
Average number of diluted common shares (in thousands)	658,738	663,841	673,400
Diluted earnings per share (in dollars)	$1.18	$1.11	$1.12

Dividends per share (in dollars)	$.46	$.46	$.40

First Quarter 2004 Report – Royal Bank of Canada 26

Canadian GAAP

Consolidated statement of changes in shareholders’ equity (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2004	2003	2003
Preferred stock
Balance at beginning of period	$832	$841	$1,545
Translation adjustment on stock denominated in foreign currency	–	(9)	(13)

Balance at end of period	832	832	1,532

Common stock
Balance at beginning of period	7,018	7,019	6,979
Issued	53	37	76
Purchased for cancellation	(16)	(38)	(9)

Balance at end of period	7,055	7,018	7,046

Additional paid-in capital
Balance at beginning of period	85	84	78
Renounced stock appreciation rights, net of related income taxes	(1)	–	(1)
Stock-based compensation awards	12	1	4
Reclassified amounts	34	–	–

Balance at end of period	130	85	81

Retained earnings
Balance at beginning of period	11,333	11,075	10,235
Net income	790	746	779
Preferred dividends	(11)	(11)	(23)
Common dividends	(298)	(301)	(267)
Premium paid on common shares purchased for cancellation	(78)	(176)	(40)
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	(2)	–	–

Balance at end of period	11,734	11,333	10,684

Treasury stock
Reclassified amounts	(304)	–	–
Net purchases	(127)	–	–

Balance at end of period	(431)	–	–

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(893)	(473)	(54)
Change in unrealized foreign currency translation gains and losses	265	(1,814)	(155)
Impact of hedging unrealized foreign currency translation gains and losses	(221)	1,394	141

Balance at end of period	(849)	(893)	(68)

Shareholders’ equity at end of period	$18,471	$18,375	$19,275

First Quarter 2004 Report – Royal Bank of Canada 27

Canadian GAAP

Consolidated statement of cash flows (unaudited)

	For the three months ended

	January 31	October 31	January 31
(C$ millions)	2004	2003	2003

Cash flows from operating activities
Net income	$790	$746	$779
Adjustments to determine net cash provided by (used in) operating activities
(Recovery of) provision for credit losses	(25)	140	200
Depreciation	98	99	101
Amortization of other intangibles	16	16	19
Writedown of deferred issuance costs	25	—	—
Gain on sale of premises and equipment	(5)	(2)	(5)
Gain on loan securitizations	(8)	(9)	—
Loss on investments in associated corporations	9	34	—
(Gain) loss on sale of investment account securities	(4)	(11)	14
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(13)	(186)	407
Net change in accrued interest receivable and payable	(98)	33	11
Current income taxes	(1,376)	415	(124)
Deferred income taxes	(37)	41	45
Derivative-related assets	(2,738)	(872)	(6,458)
Derivative-related liabilities	2,832	2,054	5,962
Trading account securities	(7,664)	(9,912)	(3,368)
Obligations related to securities sold short	1,777	1,063	379
Other	2,905	(3,220)	(921)

Net cash used in operating activities	(3,516)	(9,571)	(2,959)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(2,553)	4,141	1,402
Change in loans, net of loan securitizations	(3,846)	(2,552)	1,208
Proceeds from loan securitizations	769	1,000	—
Proceeds from sale of investment account securities	4,260	7,703	3,367
Proceeds from maturity of investment account securities	8,643	8,924	5,455
Purchases of investment account securities	(14,319)	(15,519)	(11,304)
Change in loan substitute securities	13	11	22
Net acquisitions of premises and equipment	(181)	(196)	(75)
Change in assets purchased under reverse repurchase agreements	3,677	7,082	(2,311)
Net cash provided by (used in) acquisition of subsidiaries	558	(109)	(194)

Net cash (used in) provided by investing activities	(2,979)	10,485	(2,430)

Cash flows from financing activities
Change in deposits	5,821	2,694	3,818
Issue of subordinated debentures	1,500	—	—
Repayment of subordinated debentures	—	(100)	—
Issue of common stock	49	36	71
Purchase of common stock for cancellation	(94)	(214)	(49)
Net purchase of treasury stock	(127)	—	—
Payment of dividends	(309)	(294)	(289)
Change in obligations related to assets sold under repurchase agreements	(3,374)	(854)	2,278
Change in short-term borrowings of subsidiaries	3,484	(1,769)	27

Net cash provided by (used in) financing activities	6,950	(501)	5,856

Net change in cash and due from banks	455	413	467
Cash and due from banks at beginning of period	2,887	2,474	2,534

Cash and due from banks at end of period	$3,342	$2,887	$3,001

Supplemental disclosure of cash flow information
Amount of interest paid in period	$1,867	$1,604	$1,948
Amount of income taxes paid in period	$1,553	$168	$759

First Quarter 2004 Report – Royal Bank of Canada   28

Canadian GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2003. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2003, on pages 72A to 76A in the 2003 Annual Report, except as noted below.

Equity-linked deposit contracts

In November 2003, the Accounting Standards Board issued Accounting Guideline 17, Equity-Linked Deposit Contracts (AcG-17). AcG-17, which pertains to deposit obligations that require us to make variable payments based on the performance of certain equity indices, allows for fair value recognition of the variable payment embedded in these contracts with changes in fair value recognized in income as they arise. We have elected to apply the guideline on a prospective basis to our equity-linked GICs and equity-linked notes, which did not result in a significant impact on our financial position or results of operations this quarter.

Classification of economic hedges

We have updated our disclosure for economic hedges that do not qualify for hedge accounting to reclassify the realized gains and losses on these hedges from Interest income – loans, to Non-interest income – other. As a result, the income, expenses, and fair value changes related to these non-hedging derivatives are now all recorded in one line in our current and prior period Consolidated statements of income.

Generally accepted accounting principles

In July 2003, the Canadian Institute of Chartered Accountants (CICA) issued Section 1100, Generally Accepted Accounting Principles. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The provisions of Section 1100 are applied on a prospective basis to transactions and balances outstanding as at November 1, 2003. In light of Section 1100 provisions, we have reviewed our application of certain accounting policies as described below.

Trade date accounting

We prospectively applied trade date accounting for Securities on our interim Consolidated balance sheet. The application of trade date accounting increased Other assets by $1,221 million and Other liabilities by $624 million and decreased Securities by $597 million as at January 31, 2004.

Treasury stock

Commencing November 1, 2003, we recorded, as a deduction from total shareholders’ equity, our own shares acquired and held by subsidiaries for reasons other than cancellation. These shares are now presented as Treasury stock but were previously classified as trading account securities and other assets. The balance outstanding at the beginning of the quarter was reclassified from assets to Treasury stock and subsequent transactions were also recorded as adjustments to the opening reclassified amounts. Treasury stock is recorded at historical cost and is reduced for any resales, cancellations, or transfers to employees under certain stock-based compensation arrangements. Any gains or losses, on resale or transfers of Treasury stock, are recognized in Additional paid-in capital or against Retained earnings, respectively.

Foreign currency denominated shares

Prior to November 1, 2003, our foreign currency denominated preferred shares were translated at the rate prevailing at each balance sheet date. We are no longer changing the rate at which these shares are translated. The impact of this change was not significant to our consolidated financial statements.

Other

We are continuing to assess the impact of Section 1100 on our consolidated financial statements, primarily with respect to our current practice of offsetting certain assets and liabilities.

Significant future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). AcG-15 is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs). AcG-15 will be effective for all annual and interim periods beginning on or after November 1, 2004. In December 2003, the FASB published a revised version of Interpretation No. 46. As a result, CICA will issue an exposure draft of proposed amendments to AcG-15 in order to harmonize with the corresponding U.S. guidance, with the expectation that the effective date is the same as that of the original AcG-15. CICA also suspended the effective date of certain disclosure requirements in AcG-15, pending the development of the amendments. We expect that we would not consolidate our VIE mutual funds or assets administered in trusts for asset protection, intergenerational wealth transfer, estate and financial planning, if the revised AcG-15 is the same as the revised U.S. guidance.

     Certain of the multi-seller asset-backed commercial paper conduit programs (multi-sellers) that we administer with total assets of $19 billion as at January 31, 2004, have been restructured, and we are not required to consolidate them under the revised Interpretation No. 46. We are currently in the process of restructuring the remaining multi-sellers, which may result in us not being their Primary Beneficiary.

Liabilities and equity

Pursuant to final revisions of CICA Section 3860, Financial Instruments: Disclosure and Presentation, effective November 1, 2004, we will be required to reclassify certain of our financial instruments that can be settled, by a variable number of the issuer’s own equity instruments upon conversion by the holder, as liabilities. The revised standard may result in $1.4 billion of our trust capital securities included in Non-controlling interest in subsidiaries and $300 million of our First Preferred Series N shares to be presented as financial liabilities on our Consolidated balance sheet. Accrued yield distributions and dividends on these instruments will also be reclassified to Interest expense in our Consolidated statement of income.

Note 2 Acquisitions

Acquisition of Canadian operation of Provident Life and Accident Insurance Company

On November 18, 2003, RBC Insurance announced the acquisition of the Canadian operation of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance will assume PLAIC’s policy liabilities and may invest up to $500 million to complete the acquisition. The acquisition is expected to close by April 2004 and is subject to approval by Canadian regulators.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio–based Provident Financial Group Inc. (Provident). The operations included all of Provident’s operations in Florida, comprising 13 branches serving areas of Western Florida. The purchase consideration comprised US$81 million cash and the assumption of net tangible liabilities valued at approximately US$27 million. This amount represented total excess consideration of approximately US$108 million and was allocated to core deposit intangibles and goodwill of approximately US$10 million and US$98 million, respectively.

Acquisition of William R. Hough & Co., Inc.

On December 16, 2003, RBC Dain Rauscher Inc. announced an agreement to acquire all the outstanding common shares of William R. Hough & Co., Inc., located in St. Petersburg, Florida. The acquisition is expected to close by the end of February 2004 and is subject to approval by U.S. regulators.

Note 3 Securitizations

During the quarter, we securitized $1.1 billion of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $775 million of those securities. We received net cash proceeds of $769 million and retained the rights to future excess interest of $14 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $8 million was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

First Quarter 2004 Report – Royal Bank of Canada   29

Canadian GAAP

Note 4 Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002.

     For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated below:

Pro forma net income and earnings per share

	As reported			Pro forma
	for the three months ended			for the three months ended

	January 31	October 31	January 31	January 31	October 31	January 31
	2004	2003	2003	2004	2003	2003

Net income	$790	$746	$779	$782	$737	$770
Earnings per share	1.20	1.12	1.14	1.18	1.11	1.12
Diluted earnings per share	1.18	1.11	1.12	1.17	1.10	1.11

Note 5 Contingencies

Enron litigation

On December 1, 2003, Royal Bank of Canada and related entities were added as defendants to an adversary proceeding in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) in the Enron Corp. bankruptcy proceedings against numerous other financial institution defendants.

     On January 9, 2004, Royal Bank of Canada and related entities were named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This litigation is consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions.

     Management is currently evaluating the merits of the pending Enron litigation. Given the significant uncertainties surrounding the timing and outcome of this litigation, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, no provision for loss has been recorded in the interim consolidated financial statements.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material to our financial position or results of operations.

Note 6 Rabobank settlement

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York State Court in an effort to nullify its obligation under the swap. On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the swap.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received reduced the amount owing by Rabobank to US$322 million plus interest.

     Subsequent to the end of the quarter, on February 16, 2004, Royal Bank of Canada announced that it had reached a confidential settlement, through non-binding mediation with Rabobank, resolving this litigation. The settlement, net of a related reduction in compensation and tax expenses, decreased Net income this quarter by $74 million.

Note 7 Results by business and geographic segments (1)

a) Quarterly earnings by business segment

	RBC Banking			RBC Insurance			RBC Investments			RBC Capital Markets

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03	04	03	03

Net interest income	$1,357	$1,378	$1,394	$—	$—	$-	$104	$93	$116	$170	$100	$105
Non-interest income	512	488	564	613	676	574	825	821	767	548	528	621

Total revenues	1,869	1,866	1,958	613	676	574	929	914	883	718	628	726
Provision for (recovery of) credit losses	65	131	130	—	—	—	1	(2)	—	(67)	18	77
Insurance policyholder benefits, claims and acquisition expense	—	—	—	452	513	408	—	—	—	—	—	—
Non-interest expense	1,153	1,152	1,179	108	112	123	728	722	725	635	431	426
Income taxes and non-controlling interest	222	206	239	(3)	(7)	(4)	60	68	55	15	52	79

Net income (loss)	$429	$377	$410	$56	$58	$47	$140	$126	$103	$135	$127	$144

	RBC Global Services			Other			Total

	Q1	Q4	Q1	Q1	Q4	Q1	Q1	Q4	Q1
	04	03	03	04	03	03	04	03	03

Net interest income	$45	$42	$45	$(15)	$(7)	$39	$1,661	$1,606	$1,699
Non-interest income	208	211	201	(1)	30	19	2,705	2,754	2,746

Total revenues	253	253	246	(16)	23	58	4,366	4,360	4,445
Provision for (recovery of) credit losses	(14)	—	—	(10)	(7)	(7)	(25)	140	200
Insurance policyholder benefits, claims and acquisition expense	—	—	—	—	—	—	452	513	408
Non-interest expense	181	187	171	2	20	(14)	2,807	2,624	2,610
Income taxes and non-controlling interest	29	23	27	19	(5)	52	342	337	448

Net income (loss)	$57	$43	$48	$(27)	$15	$27	$790	$746	$779

First Quarter 2004 Report – Royal Bank of Canada   30

Canadian GAAP

b) Quarterly earnings by geographic segment

	January 31				October 31				January 31
	2004				2003				2003

	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total	Canada	U.S.	Other Int’l	Total

Net interest income	$1,307	$249	$105	$1,661	$1,237	$277	$92	$1,606	$1,346	$314	$39	$1,699
Non-interest income	1,368	963	374	2,705	1,367	951	436	2,754	1,348	926	472	2,746

Total revenues	2,675	1,212	479	4,366	2,604	1,228	528	4,360	2,694	1,240	511	4,445
Provision for (recovery of) credit losses	11	—	(36)	(25)	110	25	5	140	103	41	56	200
Insurance policyholder benefits, claims and acquisition expense	183	212	57	452	165	215	133	513	208	106	94	408
Non-interest expense	1,495	1,069	243	2,807	1,502	857	265	2,624	1,469	921	220	2,610
Income taxes and non-controlling interest	351	(49)	40	342	300	38	(1)	337	368	64	16	448

Net income (loss)	$635	$(20)	$175	$790	$527	$93	$126	$746	$546	$108	$125	$779

(1)	For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources and Information Technology. The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies, which are subject to ongoing review. For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

Note 8 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial information is prepared in accordance with Subsection 308 of the Bank Act (Canada) which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial information is to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheets

	As at January 31			As at October 31			As at January 31
	2004			2003			2003

	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash resources	$19,383	$18	$19,401	$17,554	$(34)	$17,520	$20,388	$(28)	$20,360
Securities
Trading account	89,316	(321)	88,995	81,827	(813)	81,014	71,696	(1,195)	70,501
Investment account	36,960	(36,960)	—	35,238	(35,238)	—	28,288	(28,288)	—
Loan substitute	312	(312)	—	325	(325)	—	372	(372)	—
Available for sale	—	37,636	37,636	—	35,783	35,783	—	29,031	29,031
Assets purchased under reverse repurchase agreements	32,612	—	32,612	36,289	—	36,289	39,396	—	39,396
Loans	173,659	8,688	182,347	170,394	98	170,492	166,753	65	166,818
Other
Customers’ liability under acceptances	5,693	—	5,693	5,943	—	5,943	7,292	—	7,292
Derivative-related amounts	38,350	1,257	39,607	35,612	1,028	36,640	36,716	584	37,300
Premises and equipment	1,753	(19)	1,734	1,670	(15)	1,655	1,627	(15)	1,612
Goodwill	4,754	46	4,800	4,587	46	4,633	5,059	36	5,095
Other intangibles	580	—	580	580	—	580	681	—	681
Reinsurance recoverables	—	1,909	1,909	—	3,321	3,321	—	1,662	1,662
Separate account assets	—	183	183	—	224	224	—	70	70
Other assets	13,072	11,938	25,010	13,014	5,483	18,497	11,536	942	12,478

	$416,444	$24,063	$440,507	$403,033	$9,558	$412,591	$389,804	$2,492	$392,296

Liabilities and shareholders’ equity
Deposits	$264,966	$707	$265,673	$259,145	$1,373	$260,518	$248,173	$458	$248,631
Other
Acceptances	5,693	—	5,693	5,943	—	5,943	7,292	—	7,292
Obligations related to securities sold short	24,632	—	24,632	22,855	(112)	22,743	19,489	(566)	18,923
Obligations related to assets sold under repurchase agreements	20,361	—	20,361	23,735	—	23,735	23,387	—	23,387
Derivative-related amounts	40,607	984	41,591	37,775	652	38,427	38,099	334	38,433
Insurance claims and policy benefit liabilities	5,243	1,992	7,235	5,256	3,374	8,630	3,232	1,609	4,841
Separate account liabilities	—	183	183	—	224	224	—	70	70
Other liabilities	26,435	20,997	47,432	21,318	4,881	26,199	22,841	281	23,122
Subordinated debentures	7,639	392	8,031	6,243	338	6,581	6,571	314	6,885
Non-controlling interest in subsidiaries	2,397	(904)	1,493	2,388	(914)	1,474	1,445	—	1,445
Shareholders’ equity	18,471	(288)	18,183	18,375	(258)	18,117	19,275	(8)	19,267

	$416,444	$24,063	$440,507	$403,033	$9,558	$412,591	$389,804	$2,492	$392,296

First Quarter 2004 Report – Royal Bank of Canada   31

Canadian GAAP

Condensed consolidated statements of income

	Three months ended

	January 31	October 31	January 31
	2004	2003	2003

Net income, Canadian GAAP	$790	$746	$779
Differences:
Net interest income
Derivative instruments and hedging activities (1)	(2)	(6)	13
Variable Interest Entities (2)	(14)	(14)	—
Joint ventures (3)	—	—	(1)
Non-interest income
Insurance premiums, investment and fee income (4)	(115)	(128)	(48)
Derivative instruments and hedging activities (1)	4	69	(24)
Reclassification of securities (5)	3	2	(16)
Variable Interest Entities (2)	1	(2)	—
Limited partnerships (6)	(15)	—	—
Joint ventures (3)	(33)	(39)	(34)
Other	—	7	—
Provision for credit losses
Reclassification of securities (5)	3	3	—
Insurance policyholder benefits, claims and acquisition expense (4)	122	127	37
Non-interest expense
Stock appreciation rights (7)	(1)	8	1
Insurance accounting (4)	1	4	22
Joint ventures (3)	26	30	28
Income taxes and net difference in income taxes due to the above items	11	(16)	10
Non-controlling interest in net income of subsidiaries
Variable Interest Entities (2)	12	13	—

Net income, U.S. GAAP	$793	$804	$767

Earnings per share	$1.20	$1.21	$1.12
Diluted earnings per share	$1.19	$1.19	$1.10

For a complete discussion of U.S. and Canadian GAAP differences see Note 26 to the consolidated financial statements for the year ended October 31, 2003, on page 102A of our 2003 Annual Report.

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $1 million for the quarter ended January 31, 2004. It would also increase Loans by $46 million, Other assets by $1,115 million, Deposits by $113 million, Other liabilities by $831 million and Subordinated debentures by $392 million, and would decrease Cash resources by $34 million and Shareholders’ equity by $209 million as at January 31, 2004. As described on page 36, we have adopted AcG-17, Equity-Linked Deposit Contracts, under Canadian GAAP, on a prospective basis, which eliminated a difference from U.S. GAAP pertaining to deposit contracts that require us to make variable payments based on the performance of certain equity indices. The variable component embedded in our equity-linked GICs and equity-linked notes is bifurcated from the host contract and recognized at fair value under both Canadian and U.S. GAAP with changes in fair value recognized in net income.

(2)	Variable Interest Entities

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), and FIN 46R (a revision of FIN 46 issued in December 2003) require consolidation of Variable Interest Entities by the Primary Beneficiary. Applying the effective date provisions of FIN 46R would result in consolidation of various special purpose entities (primarily certain multi-sellers) and deconsolidation of certain others. It would increase Cash resources by $52 million, Loans by $8,642 million, Other assets by $61 million, Deposits by $392 million and Other liabilities by $8,730 million, and would decrease Securities by $537 million and Non-controlling interest in subsidiaries by $904 million as at January 31, 2004.

(3)	Joint Ventures

Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for under the equity method under U.S. GAAP. Accounting for joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $71 million.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $5 million for the quarter ended January 31, 2004. It would also increase Other assets by $2,206 million, Other liabilities by $2,102 million and Shareholders’ equity by $104 million as at January 31, 2004.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would increase Net income by $5 million for the quarter ended January 31, 2004. It would also increase Securities by $449 million and Shareholders’ equity by $284 million, and would decrease Other assets by $165 million as at January 31, 2004.

(6)	Limited partnerships

Under U.S. GAAP, the equity method is used to account for investments in limited partnerships that are more than 3–5% of the total ownership interest. Under Canadian GAAP, we use the equity method to account for investments in limited partnerships if we have the ability to exercise significant influence, generally indicated by an ownership interest of 20% or more. Using a lower threshold in applying the equity method under U.S. GAAP would decrease net income by $10 million for the quarter ended January 31, 2004. It would also increase Other assets by $80 million, and would decrease Securities by $90 million and Shareholders’ equity by $10 million.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would decrease Net income by $1 million for the quarter ended January 31, 2004. It would also increase Shareholders’ equity by $19 million, and would decrease Other assets by $10 million and Other liabilities by $29 million as at January 31, 2004.

(8)	Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $267 million and Other liabilities by $770 million, and would decrease Shareholders’ equity by $503 million as at January 31, 2004.

(9)	Trade date accounting

Effective November 1, 2003, on a prospective basis, trade date accounting is being applied to the Consolidated balance sheet under Canadian GAAP, eliminating a difference between Canadian and U.S. GAAP that existed prior to this date.

(10)	Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $10,745 million as at January 31, 2004.

(11)	Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, guarantees and other minor items. The net of these items would increase Net income by $3 million for the quarter ended January 31, 2004. It would also increase Securities by $221 million, Other assets by $1,086 million, Deposits by $202 million, Other liabilities by $1,078 million and Shareholders’ equity by $27 million as at January 31, 2004.

First Quarter 2004 Report – Royal Bank of Canada   32

Appendix: Credit related information (unaudited) (1)

Impaired loans (2)

	January 31	October 31	July 31	April 30	January 31
(C$ millions, except percentage amounts)	2004	2003	2003	2003	2003

Net impaired loans
Residential mortgage	$116	$118	$114	$118	$114
Personal	94	96	106	109	113
Business and government	814	774	830	1,014	1,193

Total	$1,024	$988	$1,050	$1,241	$1,420

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Residential mortgage	0.15%	0.15%	0.15%	0.16%	0.16%
Personal	0.30%	0.31%	0.35%	0.37%	0.39%
Business and government	0.84%	0.78%	0.77%	0.98%	1.12%

Total	0.48%	0.46%	0.48%	0.59%	0.67%

Allowance for credit losses

	For the three months ended

	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2004	2003	2003

Allowance at beginning of period	$2,164	$2,265	$2,314
Provision for (recovery of) credit losses	(25)	140	200
Write-offs
Residential mortgage	(1)	(4)	(1)
Personal	(76)	(88)	(80)
Credit card	(45)	(48)	(43)
Business and government	(72)	(117)	(62)

	(194)	(257)	(186)
Recoveries
Personal	16	17	17
Credit card	8	10	9
Business and government	49	16	20

	73	43	46

Net write-offs	(121)	(214)	(140)
Acquisition of Provident Financial Group Inc.	6	—	—
Acquisition of Admiralty Bancorp, Inc.	—	—	8
Adjustments	12	(27)	(6)

Allowance at end of period	$2,036	$2,164	$2,376

Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	0.22%	0.39%	0.25%
Allocation of allowance
Residential mortgage	$27	$37	$40
Personal	449	437	467
Credit card	176	151	152
Business and government	1,166	1,301	1,469

Allocated allowance	1,818	1,926	2,128
General unallocated allowance	218	238	248

Total	$2,036	$2,164	$2,376

Composition of allowance
Specific, including allowance for loan substitute securities	$772	$757	$954
General allocated	1,046	1,169	1,174
General unallocated	218	238	248

Total allowance for credit losses	$2,036	$2,164	$2,376

Consisting of:
Allowance for loan losses	$1,846	$2,055	$2,267
Allowance for off-balance sheet and other items	190	109	109

Total	$2,036	$2,164	$2,376

Allowance for loan losses as a % of loans, acceptances and reverse repurchase agreements	0.9%	1.0%	1.1%
Allowance for loan losses as a % of gross impaired loans (coverage ratio)	103%	118%	95%

(1)	Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Selected definitions are available in the Glossary on pages 109 and 110 of the 2003 Annual Report.

(2)	Impaired loans are net of specific allowance.

First Quarter 2004 Report – Royal Bank of Canada  33

Share information (unaudited)

	January 31	October 31	January 31
(Number of shares in thousands)	2004	2003	2003

First preferred shares (1)
Non-cumulative Series J	—	—	12,000
US$ Non-cumulative Series K	—	—	10,000
Non-cumulative Series N	12,000	12,000	12,000
Non-cumulative Series O	6,000	6,000	6,000
US$ Non-cumulative Series P	4,000	4,000	4,000
Non-cumulative Series S	10,000	10,000	10,000

	32,000	32,000	54,000

Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	1,400	1,400	1,400
Series 2013 trust securities issued by RBC Capital Trust II (3)	900	900	—
Stock options (4)
Outstanding	24,463	24,803	28,218
Exercisable	18,305	15,415	18,629
Common shares issued	655,963	656,021	666,439
Treasury shares (5)
U.S. GAAP	7,731	—	—
Canadian GAAP	6,951	—	—

(1)	Details provided in Royal Bank of Canada’s 2003 Annual Report Note 14 on pages 86 and 87 and Note 19 on page 93.

(2)	Reported in Non-controlling interest in subsidiaries on the U.S. and Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000, for Series 2010, and in the prospectus dated November 29, 2000, for Series 2011.

(3)	Reported in Non-controlling interest in subsidiaries on the Canadian GAAP Consolidated balance sheet. Conversion features are available in the prospectus dated July 16, 2003.

(4)	During December 2003, 1,188,972 stock options were granted.

(5)	Difference between U.S. and Canadian GAAP pertains to Treasury stock held in stock-based compensation vehicles that are consolidated under FIN 46, Consolidation of Variable Interest Entities.

First Quarter 2004 Report – Royal Bank of Canada  34

Shareholder information

Corporate headquarters

Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Web site:
rbc.com

Transfer Agent and Registrar

Main Agent
Computershare Trust
Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or
1-866-586-7635

For other shareholder inquiries,
contact:Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416)955-7806
or visit our Web site at:
rbc.com/investorrelations.

2004 quarterly earnings release dates

First quarter	Feb. 27
Second quarter	May 27
Third quarter	Aug. 27
Fourth quarter	Nov. 30

Direct deposit service

Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.

Institutional investors, brokers and security analysts

For financial information inquiries,
contact:Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416)955-7803
Fax: (416)955-7800

Common share repurchase

The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2004, the bank may repurchase up to 25 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

Dividend dates for 2004

Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 26	Feb. 24
shares series N, O, P and S	Apr. 22	May 21
	Jul. 26	Aug. 24
	Oct. 26	Nov. 24

Credit ratings

(as at February 27, 2004)	Short-term debt	Senior long-term debt

Moody’s Investors Service	P–1	Aa2
Standard & Poor’s	A–1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R–1(middle)	AA(low)

First Quarter 2004 Report – Royal Bank of Canada  35